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[redacted]

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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dentonia Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAR 0 9 2009
THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 00627 FISCAL YEAR 8/31/08

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dee

DAT : ~~[illegible]~~ 3/5/09

082-00627

DENTONIA RESOURCES LTD

TSX-V : DTA

Suite 615 – 700 West Pender Street, Vancouver, BC, V6C 1G8
Tel: (604) 682-1141; Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

8/31/08
AR/S

ANNUAL REPORT 2008

(An Exploration Stage Company)

for the Annual General Meeting of Shareholders to be held on Tuesday, December 30, 2008

at Computershare Investor Services Inc., Boardroom, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9 at 10:30 am (Vancouver time).

DENTONIA RESOURCES LTD.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
AUGUST 31, 2008 AND 2007

MANNING ELLIOTT
CHARTERED ACCOUNTANTS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7
Phone: 604. 714. 3600 Fax: 604. 714. 3669 Web: manningelliott.com

AUDITORS' REPORT

To the Shareholders of
Dentonia Resources Ltd.

We have audited the consolidated balance sheets of Dentonia Resources Ltd. as at August 31, 2008 and 2007, the consolidated statements of operations, comprehensive loss and deficit, shareholders' equity and the cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Manning Elliott LLP

Chartered Accountants

Vancouver, British Columbia

December 4, 2008

DENTONIA RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

AS AT AUGUST 31, 2008 AND 2007

		2008		**2007**
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	10,435	$	380,954
Short-term investments		–		180,000
Amounts receivable		11,642		1,253
Prepaid expenses		2,157		20,773
		24,234		582,980
RECLAMATION DEPOSITS		21,500		23,500
MINERAL PROPERTIES (Note 4)		1,381,341		1,845,484
EQUIPMENT (Note 5)		5,885		8,256
	$	1,432,960	$	2,460,220
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable and accrued liabilities	$	113,115	$	468,776
Due to a related party (Note 9)		7,861		–
		120,976		468,776
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (Note 6)		13,676,883		12,860,804
CONTRIBUTED SURPLUS		449,242		420,363
DEFICIT		(12,814,141)		(11,289,723)
		1,311,984		1,991,444
	$	1,432,960	$	2,460,220

COMMITMENTS (Note 11)
SUBSEQUENT EVENTS (Note 12)

Approved on Behalf of the Board of Directors:

/s/ "Adolf Petancic"	*/s/ "Martyn Fowlds"*
Adolf Petancic, Director	Martyn Fowlds, Director

The accompanying notes are an integral part of these consolidated financial statements

DENTONIA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

FOR THE YEARS ENDED AUGUST 31, 2008 AND 2007

	2008	2007
REVENUES	–	–
EXPENSES		
Amortization	$ 2,371	$ 2,819
Consulting (Note 9)	3,515	26,703
Investor relations	47,952	69,092
Mineral property investigation costs	12,068	–
Office and miscellaneous	63,302	111,695
Professional fees	54,773	54,875
Stock-based compensation (Note 6(c))	–	301,591
Transfer agent and filing fees	36,758	35,915
Wages and benefits (Note 9)	152,611	191,322
LOSS BEFORE OTHER INCOME (EXPENSE) AND TAXES	(373,350)	(794,012)
OTHER INCOME (EXPENSE)		
Interest income	1,595	34,534
Renouncement penalty	(10,828)	(13,651)
Impairment in mineral properties (Note 4)	(1,329,442)	(1,541,569)
LOSS BEFORE INCOME TAXES	(1,712,025)	(2,314,698)
INCOME TAXES		
Future income tax recovery (Note 7)	187,607	–
NET LOSS AND COMPREHENSIVE LOSS	(1,524,418)	(2,314,698)
DEFICIT, BEGINNING	(11,289,723)	(8,975,025)
DEFICIT, ENDING	$ (12,814,141)	$ (11,289,723)
LOSS PER SHARE - BASIC AND DILUTED (Note 8)	$ (0.02)	$ (0.04)

The accompanying notes are an integral part of these consolidated financial statements

DENTONIA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED AUGUST 31, 2008 AND 2007

	Share Capital					
	Number of Shares	Amount	Contributed Surplus	Deficit	Other Comprehensive Income	Total
Balance - August 31, 2006	60,342,411	$12,438,429	$ 118,772	$ (8,975,025)	$ –	$3,582,176
Shares issued:						
Private placements	4,250,000	425,000	–	–	–	425,000
Share issue costs	–	(2,625)	–	–	–	(2,625)
Stock based compensation	–	–	301,591	–	–	301,591
Net loss	–	–	–	(2,314,698)	–	(2,314,698)
Balance - August 31, 2007	64,592,411	12,860,804	420,363	(11,289,723)	–	1,991,444
Shares issued:						
Private placements	13,300,000	1,040,000	–	–	–	1,040,000
Share issue costs	–	(62,435)	–	–	–	(62,435)
Finders' fee options	–	(28,879)	28,879	–	–	–
For mineral property interests	1,100,000	55,000	–	–	–	55,000
Renunciation of Canadian Exploration Costs	–	(187,607)	–	–	–	(187,607)
Net loss	–	–	–	(1,524,418)	–	(1,524,418)
Balance - August 31, 2008	78,992,411	$13,676,883	$ 449,242	$ (12,814,141)	$ –	$1,311,984

The accompanying notes are an integral part of these consolidated financial statements

DENTONIA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED AUGUST 31, 2008 AND 2007

		2008		2007
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss for the year	$	(1,524,418)	$	(2,314,698)
Items not affecting cash:				
Amortization		2,371		2,819
Impairment in mineral properties		1,329,442		1,541,569
Stock-based compensation expense		–		301,591
Future income tax recovery		(187,607)		–
		(376,929)		(468,719)
Changes in non-cash working capital items:				
Amounts receivable		(10,389)		35,786
Prepaid expenses		18,616		(19,273)
Reclamation deposits		2,000		(8,000)
Due to a related party		37,953		–
Accounts payable and accrued liabilities		(355,661)		239,777
		(687,693)		(220,429)
CASH FLOWS FROM INVESTING ACTIVITIES				
Capitalized mineral property expenditures		(810,299)		(2,530,943)
Acquisition of equipment		–		(246)
Redemption of short-term investments		180,000		1,926,000
		(630,299)		(605,189)
CASH FLOWS FROM FINANCING ACTIVITIES				
Net proceeds from issuance of shares		947,473		422,375
DECREASE IN CASH AND CASH EQUIVALENTS		(370,519)		(403,243)
CASH AND CASH EQUIVALENTS, BEGINNING		380,954		784,197
CASH AND CASH EQUIVALENTS, ENDING	$	10,435	$	380,954
Non-cash Financing and Investing Activities				
Non-cash settlement of due to a related party	$	30,092	$	–
Shares issued for mineral properties	$	55,000	$	–
Shares issued for finder's fee options	$	28,879	$	–
SUPPLEMENTAL CASH FLOW INFORMATION				
Cash paid for:				
Interest	$	–	$	–
Income taxes	$	–	$	–

The accompanying notes are an integral part of these consolidated financial statements

1. NATURE AND CONTINUANCE OF OPERATIONS

Dentonia Resources Ltd. (the "Company") was incorporated in the Province of British Columbia on May 31, 1979 under the name Rubicon Resources Ltd. and subsequently changed its name to Dentonia Resources Ltd. on October 19, 1979. The Company is a reporting issuer in British Columbia and Alberta, became listed on the TSX Venture Exchange in 1982 and continues to trade under the symbol "DTA". It is also registered with the U.S. Securities and Exchange Commission as a foreign exempt corporation under section 1263-2(b), of the U.S. Securities and Exchange Act.

The Company is a mineral exploration company engaged in the acquisition, exploration and development of mineral properties primarily in Canada. The Company has interests held directly or indirectly through its 43.37% (2007 - 40%) joint venture interest in DHK Diamonds Inc. ("DHK"), in two diamond, one gold, and four molybdenum-copper properties, which are in the early stages of exploration.

As at August 31, 2008, the Company has an accumulated deficit of $12,814,141 and a working capital deficiency of $96,742. The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the carrying amounts of mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interests in the properties, the ability to obtain the necessary financing to complete exploration and development, and achieving future profitable production or selling its mineral properties for proceeds in excess of carrying amounts. These financial statements have been prepared on the basis of accounting principles applicable to a going concern, and accordingly, do not purport to give effect to adjustments which may be required should the Company be unable to achieve these objectives and continue as a going concern. The uncertainty about the Company's ability to achieve these objectives under current market conditions raises substantial doubt about its future viability.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation and Principles of Consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its 43.37% (2007 - 40%) proportionate interest in DHK. The Company's proportionate share of all significant intercompany transactions have been eliminated upon consolidation.

(b) Use of Estimates

The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. By their nature, these estimates are subject to measurement of uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Significant items subject to estimates include the valuation of mineral properties, the utilization of future income tax assets, the valuation of asset retirement obligations and stock-based compensation. Actual results may ultimately differ from these estimates.

(c) Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

(d) Short-term Investments

Short-term investments consist of highly liquid short-term interest bearing securities with a term to maturity of greater than three months on the date of purchase. Short-term investments are recorded at the lower of cost or fair market value. As at August 31, 2007, the fair market value of short-term investments is $180,000.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Mineral Properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized as mineral properties. If economically recoverable reserves are developed, capitalized costs of the related property are reclassified as mining assets and upon commencement of commercial production, are amortized using the units of production method over estimated recoverable reserves. Management annually assesses carrying values of non-producing properties and properties for which events and circumstances may indicate possible impairment. Impairment of a property is generally considered to have occurred if the property has been abandoned, there are unfavourable changes in the property economics, there are restrictions on development, or when there has been an undue delay in development, which exceeds three years. If management determines that the carrying values cannot be recovered or the carrying values are related to properties that are allowed to lapse, the unrecoverable amounts are expensed in the period that this determination is made.

The recoverability of mineral properties and capitalized exploration and development costs is dependent on the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the development of the reserves, and the profitability of future operations. The Company has not yet determined whether or not any of its future mineral properties contain economically recoverable reserves. Amounts capitalized to mineral properties as exploration and development costs do not necessarily reflect present or future values.

(f) Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is calculated at the following annual rates and methods:

Computer equipment	30% declining balance
Furniture and fixtures	20% declining balance
Computer software	50% declining balance

One-half of the above rates are applied in the year of acquisition.

(g) Long-lived Assets

The recoverability of long-lived assets, which include mineral properties and equipment is assessed when an event occurs indicating impairment. Recoverability is based on factors such as future asset utilization and the future undiscounted cash flows expected to result from the use or sale of the related assets. An impairment loss is recognized in the period when it is determined that the carrying amount of the asset will not be recoverable. At that time the carrying amount is written down to fair value.

(h) Asset Retirement Obligations

The Company follows CICA Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for asset retirement obligations and associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. As at August 31, 2008, the Company has not incurred any asset retirement obligations related to the exploration and development of its mineral properties.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) Flow-through Shares

The Company has adopted EIC-146, which is effective for all flow-through share transactions initiated after March 19, 2004. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the Company assigns the tax deductions arising from the related resource expenditures, to the shareholders. When resource expenditures are renounced to the shareholders and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized for the net tax effect of the deductions renounced, and share capital is reduced.

If the Company has sufficient unrecognized tax losses carried forward or other unrecognized future income tax assets to offset all or part of this future income tax liability, a portion of such unrecognized future income tax assets is recorded as a future income tax recovery up to the amount of the future income tax liability that would otherwise be recognized. During the year ended August 31, 2008, the Company recognized $187,607 (2007 – Nil) as a reduction of share capital and corresponding future income tax recovery pursuant to the renunciations made for flow-through shares issued.

(j) Stock-based Compensation

The Company follows the recommendation of CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". Under this method, compensation expense for stock option grants to employees and non-employees is based on the fair value of the stock options issued at the grant date, which is determined using the Black-Scholes Option-Pricing Model. Compensation expense for stock options granted to non-employees is recognized as the options are earned and the services are provided. Compensation expense for stock options granted to employees is amortized over the vesting period. Consideration paid by employees and non-employees together with the related contributed surplus on the exercise of stock options is recorded as share capital.

(k) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and tax bases of existing assets and liabilities, and are measured using the enacted tax rates expected to apply when these differences reverse. The effects of changes in future tax rates are recognized in the statement of operations in the periods in which they occur. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

(l) Loss per Share

Basic earnings or loss per share is computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for the calculation of diluted loss per share. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants. Diluted loss per share per share is the same as basic loss per share when the effects of various conversions and exercises of options or warrants would be antidilutive.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(m) Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, due to a related party and commitments. The fair values of these financial instruments approximate their carrying values due to the relatively short-term maturity of these Instruments.

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor's carrying amount or exchange amount in accordance with the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3840 "Related Party Transactions".

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income.

The Company classified cash and cash equivalents as held-for-trading, amounts receivable as loans and receivables, accounts payable and due to a related party as other financial liabilities.

Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash and cash equivalents. To minimize the credit risk the Company places these instruments with high credit quality financial institutions.

(n) Changes in Accounting Policies

Effective September 1, 2007, the Company adopted new CICA Handbook Sections 3855 "Financial Instruments - Recognition and Measurement", CICA 3861 "Financial Instruments - Disclosure and Presentation", CICA 3865 "Hedges", CICA 1530 "Comprehensive Income", CICA 3051 "Investments" and CICA 3251 "Equity". These new Handbook Sections establish standards governing the recognition and measurement of financial instruments, when and how hedge accounting may be applied, and the reporting and presentation of comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Under these new standards, all financial instruments are included on the consolidated balance sheet and are measured either at their fair value or, in limited circumstances, at cost or amortized cost as described in Note 2(m) above. The adoption of these new standards had no impact on opening deficit.

Effective September 1, 2007, the Company adopted the CICA Handbook section 1506, "Accounting Changes", permitting accounting policy changes only in the event a change is made within a primary source of GAAP, or where a change is warranted to provide more relevant and reliable information. All accounting policy changes are to be applied retroactively, unless impracticable. Any prior period errors identified also require retroactive application. The revised standards did not impact deficit or financial position.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(o) Recent Accounting Pronouncements

In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards ("IFRS"). On February 13, 2008, the AcSB confirmed that the standards will become effective for all publicly accountable enterprises in interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

In 2008, the CICA issued Handbook Section 3064, "Goodwill and Intangible Assets", which replaces Section 3062, "Goodwill and Intangible Assets", and Section 3450, "Research and Development Costs". Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. This new standard is effective for the Company's interim and annual consolidated financial statements commencing September 1, 2009. The Company is evaluating the impact that the adoption of this standard will have on its financial statements.

In June 2007, the CICA revised Handbook Section 1400 *General Standards of Financial Statement Presentation* to provide guidance on management's responsibility to assess and disclose the Company's ability to continue as a going concern. This revised standard is effective for the Company's interim and annual consolidated financial statements commencing September 1, 2008. The Corporation is evaluating the impact that the adoption of this standard will have on its financial statements.

In May 2007, the Accounting Standards Board issued CICA Handbook Section 3031, "Inventories". Section 3031 introduces changes to the measurement and disclosure of inventory and converges with international financial reporting standards and is effective for interim and annual periods relating to fiscal years beginning on or after September 1, 2008. The Company does not expect that the adoption of this standard will have a material impact on its financial statements.

In December 2006, the Accounting Standards Board issued CICA Handbook Section 3862, "Financial Instruments - Disclosure" and Section 3863, "Financial Instruments - Presentation" which replace Section 3861, "Financial Instruments - Disclosure and Presentation". Section 3862 increases the emphasis on recognition and management of the risks associated with recognized and unrecognized financial instruments. This section carries forward the former presentation requirements and is effective for fiscal years beginning on or after September 1, 2008. The Company does not expect that the adoption of this standard will have a material impact on its financial statements.

In October 2006, the Accounting Standards Board issued CICA Handbook Section 1535, "Capital Disclosures", which establishes standards for disclosing information about an entity's capital and how it is managed. This standard is effective for interim and annual financial statements for fiscal years beginning on or after September 1, 2008. The Company is evaluating the impact that the adoption of this standard will have on its financial statements.

3. INVESTMENT IN JOINT VENTURE

The Company has a 43.37% (2007 - 40%) joint venture interest in DHK, a Northwest Territories corporation that has various interests in potentially diamond bearing mineral claims in the Lac de Gras area of the Northwest Territories. The Company's proportionate interest in the joint venture is as follows:

	2008	2007
Balance Sheet:		
Cash and cash equivalents	$ 802	$ 4,580
Mineral properties	1	1
Accounts payable and accrued liabilities	8,544	72,127
Statement of Operations:		
Expenses:		
Impairment in mineral properties	78,744	1,541,569
Professional fees	4,209	4,616
Office and miscellaneous	1,409	63,315
Loss	84,362	1,609,500

The Company has recognized impairment provisions of $78,744 in 2008 and $1,541,569 in 2007 related to its joint venture interests in the Lac de Gras properties as summarized in Note 4.

4. MINERAL PROPERTIES

	Lac de Gras	Pellatt Lake	Atkinson	Thomlinson and Sedish	Lennac Lake	Brittain River	Total
Balance, August 31, 2007	$ 1	22,583	1,293,711	429,105	71,803	28,281	$ 1,845,484
Acquisition costs	–	–	55,000	–	–	–	55,000
Assay	–	–	–	–	70,009	–	70,009
Claims	–	–	–	30	–	–	30
Consulting	–	–	–	–	71,461	1,705	73,166
Drilling	78,744	–	–	–	342,979	–	421,723
Equipment rental & fuel	–	–	–	–	99,630	–	99,630
Field & camp	–	-	3,696	2,016	80,396	3,036	89,144
Geological	–	–	6,350	–	14,808	–	21,158
Reports & Supplies	–	–	–	2,752	32,687	–	35,439
Current expenditures	78,744	–	65,046	4,798	711,970	4,741	865,299
Mineral property impairment	(78,744)	–	–	(433,903)	(783,773)	(33,022)	(1,329,442)
Balance, August 31, 2008	$ 1	22,583	1,358,757	–	–	–	$ 1,381,341

	Lac de Gras	Pellat Lake	Atkinson	Thomlinson and Sedish	Lennac Lake	Brittain River	Total
Balance, August 31, 2006	$ 1	22,583	702,600	130,926	–	–	$ 856,110
Acquisition costs	–	–	20,000	21,600	10,000	10,000	61,600
Drilling and bulk sampling	1,541,569	–	220,370	93,104	–	–	1,855,043
Geological	–	–	206,342	18,891	–	–	225,233
Field	–	-	124,853	126,657	61,803	18,281	331,594
Reports	–	–	–	8,858	–	–	8,858
Assay	–	–	19,546	29,069	–	–	48,615
Total additions during the period	1,541,569	–	591,111	298,179	71,803	28,281	2,530,943
Mineral property impairment	(1,541,569)	–	–	–	–	–	(1,541,569)
Balance, August 31, 2007	$ 1	22,583	1,293,711	429,105	71,803	28,281	$ 1,845,484

4. **MINERAL PROPERTIES** (continued)

(a) Lac de Gras, Northwest Territories

DHK holds a 10.8% (10.44% after August 31, 2008) interest in the WO claim block consisting of mining claims and leases located in the Lac de Gras area of the Northwest Territories. As at August 31, 2008, DHK had advanced $3,752,060 to the project operator, Peregrine Diamonds Ltd., to carry out a work program. During the year ended August 31, 2008, costs accumulated in excess of the amount originally expected for the work program and recovery was not considered likely, accordingly the Company wrote down its proportionate share of the carrying value of the mineral property to $1 and recorded an impairment charge of $78,744 (2007 - $1,541,569) in the statement of operations.

(b) Pellatt Lake, Northwest Territories

The Company has staked seven mineral claims for its own account and indirectly holds an interest in another three mineral leases and three mineral claims at Pellatt Lake, Northwest Territories through its 43.37% (2007 - 40%) joint venture interest in DHK.

(c) Atkinson Gold Prospect, Ontario

The Company entered into an option agreement on January 20, 2004 to obtain a 100% interest in 4 claim groups referred to as the Atkinson Gold Prospect, in the Porcupine Mining District, Ontario. Pursuant to the agreement, the Company is required to incur various exploration costs to complete a $350,000 work program (completed); and incur further cash option payments of $840,000 as follows:

Payment Due	Amount	Payment Due	Amount
January 20, 2009	$ 110,000	January 20, 2012	$ 110,000
January 20, 2010	110,000	January 20, 2013	200,000
January 20, 2011	110,000	January 20, 2014	200,000

During 2008 the Company incurred the following under this agreement:

Geological and field costs	$ 10,046
Option payments	55,000
	$ 65,046

The January 10, 2008 cash option payment obligation of $110,000 was satisfied by the issuance of 1,100,000 common shares valued at $0.05 each based on observed trading prices for the stock at the time of issuance.

The optionor will retain a 2% net smelter royalty in the property. The Company has the right to purchase up to 1½% of the royalty at anytime by paying $1,000,000 for the first 1% and $1,000,000 for the remaining ½%.

(d) Thomlinson Creek Property, British Columbia

The Company entered into an option agreement on February 25, 2005 to obtain 100% interest in 7 mineral claims referred to as the Thomlinson Creek Property, in the Omineca Mining Division, British Columbia. Pursuant to the agreement, the Company made cash payments totaling $45,000 and completed a $350,000 work program. During 2008, the Company abandoned its interests in this property and the cumulative expenditures of $433,903 were charged to operations as impairment expense.

(e) Lennac Lake Property, British Columbia

During 2007, the Company entered into an option agreement to obtain 100% interests in three mineral claims referred to as the Lennac Lake Property, in the Omineca Mining Division, British Columbia. During 2008 the Company abandoned its interest in this property and the cumulative expenditures of $783,773 were charged to operations as impairment expense.

4. MINERAL PROPERTIES (continued)

(f) Brittain River Property, British Columbia

The Company entered into an option agreement on February 15, 2007 to obtain 100% interest in one mineral claim referred to as the Brittain River Property, in the Vancouver Mining Division, British Columbia. During 2008 the Company abandoned its interest in this property and the cumulative expenditures of $33,022 were charged to operations as impairment expense.

5. EQUIPMENT

	2008			2007
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Furniture and equipment	$ 26,914	$ 23,929	$ 2,985	$ 3,733
Computer hardware	25,470	22,570	2,900	4,142
Computer software	948	948	–	381
	$ 53,332	$ 47,447	$ 5,885	$ 8,256

6. SHARE CAPITAL

(a) Authorized Share Capital

Unlimited common shares without par value

(b) Private Placements

(i) On May 24, 2007 the Company completed a non-brokered private placement of 3,750,000 flow-through units and 500,000 regular units at $0.10 per unit for gross proceeds of $425,000. Each unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant is exercisable over two years at a price of $0.15 during the first year and $0.20 during the second year, expiring on May 24, 2009. In connection with the private placement, the Company incurred other share issuance costs of $2,625.

(ii) On October 10, 2007, the Company completed a private placement of 7,500,000 flow-through units at a price of $0.10 per unit for gross proceeds of $750,000. Each unit consists of one common share and one non-transferable share purchase warrant exercisable over two years at $0.15 per share, expiring on October 10, 2009. The Company applied the residual method to the allocation of the consideration received to the shares and warrants comprising the units, resulting in no value being allocated to the warrants. In connection with the private placement, the Company paid a finder's fee of $45,000 cash and issued 600,000 finder's fee unit options having the same terms as those distributed under the financing. The fair value of these finder's fee unit options was $28,879. The Company also incurred other cash share issuance costs of $17,435.

(iii) On March 22, 2008, the Company issued 1,100,000 common shares at a fair value of $55,000 for cash payment requirement for Atkinson Gold Prospect, Ontario. (See Note 4(c)).

(iv) On July 23, 2008, the Company completed a non-brokered private placement of 1,000,000 flow-through units and 4,800,000 regular units at $0.05 per unit for gross proceeds of $290,000. Each unit consists of one common share and one-half of non-transferable share purchase warrant. Each whole share purchase warrant is exercisable over two years at a price of $0.10 during the first year and $0.15 during the second year, expiring on July 23, 2010. The Company applied the residual method to the allocation of the consideration received to the shares and warrants comprising the units, resulting in no value being allocated to the warrants.

6. **SHARE CAPITAL** (continued)

(c) Stock Options

The Company has a stock option plan to grant options, of up to 10% of the issued and outstanding share capital of the Company from time to time, to directors, senior officers, employees, dependent contractors and consultants of the Company at the discretion of the Board. Options granted under the plan will be for a term not to exceed five years, and vest as determined by the board.

Stock option activity since August 31, 2006 is presented below:

	Number of Options	Weighted Average Exercise Price $
Outstanding, August 31, 2006	1,187,500	0.10
Granted	2,750,000	0.17
Expired	(1,110,000)	0.10
Outstanding, August 31, 2007	2,827,500	0.17
Granted	-	-
Expired	(1,327,500)	0.17
Outstanding, August 31, 2008	1,500,000	0.17

The following table summarizes the stock options outstanding and exercisable at August 31, 2008:

Options Outstanding				Options Exercisable	
Exercise Price $	Number of Shares	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
0.17	1,500,000	3.7	0.17	1,500,000	0.17

The stock options outstanding at August 31, 2008 will expire on May 16, 2012.

The weighted average fair value of each option granted in 2007 was $0.11 using the Black-Scholes option-pricing model at the date of each grant using the following weighted average assumptions:

Risk-free interest rate	4.21%
Expected option lives	5 years
Expected stock price volatility	126%
Expected dividend yield	0%

During the year ended August 31, 2007, the Company recognized stock-based compensation expense of $301,591 related to these options.

6. **SHARE CAPITAL** (continued)

(d) Warrants

Warrant activity since August 31, 2006 is presented below:

	Number of Shares	Weighted Average Exercise Price $
Balance, August 31, 2006	22,591,359	0.13
Issued	2,125,000	0.15
Expired	(1,247,858)	0.26
Balance, August 31, 2007	23,468,501	0.29
Issued	10,400,000	0.17
Expired	(21,343,501)	0.35
Balance, August 31, 2008	12,525,000	0.15

Warrants outstanding at August 31, 2008 expire between May 24, 2009 and July 23, 2010.

(e) Agent and Finder's Fee Unit Options

Agent unit options activity since August 31, 2006 is presented below:

	Number of Units	Weighted Average Exercise Price $
Outstanding, August 31, 2006	100,524	0.75
Expired	(100,524)	0.75
Outstanding, August 31, 2007	-	-
Granted	600,000	0.10
Outstanding, August 31, 2008	600,000	0.10

(i) In conjunction with a private placement in December 2004, the Company issued 104,524 agent unit options which were exercisable at $0.75 per unit, each unit consisting of five shares and one share purchase warrant. Each warrant was exercisable at $0.20 in the first year and $0.30 in the second year. During the year ended August 31, 2007, agent unit options outstanding at August 31, 2006 expired unexercised.

(ii) In conjunction with a private placement on October 10, 2007, the Company issued 600,000 finder's fee options which were exercisable at $0.10 per unit, each unit consisting of one common share and one non-transferrable share purchase warrant to acquire one additional common share for $0.15, expiring on October 10, 2009. The additional 600,000 warrants to be issued on exercise of the agent's warrants have not been included in the above table as they are not considered outstanding until the agent's warrants to acquire the units have been exercised.

6. **SHARE CAPITAL** (continued)

(e) Agent and Finder's Fee Unit Options (continued)

The weighted average fair value of each finder's fee options granted was $0.05 using the Black-Scholes option-pricing model at the date of grant using the following weighted average assumptions:

Risk-free interest rate	4.35%
Expected option lives	2 years
Expected stock price volatility	86%
Expected dividend yield	0%

The Company recorded $28,879 as share issue costs and contributed surplus related to these finder's fee options.

The following table summarizes the finder's fee options outstanding and exercisable at August 31, 2008:

Options Outstanding				Options Exercisable	
Exercise Price $	Number of Shares	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
0.10	600,000	1.1	0.10	600,000	0.10

The agent unit options outstanding at August 31, 2008 will expire on October 10, 2009.

7. **INCOME TAXES**

Recovery of income taxes:

The recovery of income taxes differs from the amount that would have resulted by applying combined federal and provincial statutory tax rate of 32% (2007 – 32.4%) due to the following:

	2008	2007
Expected income tax recovery computed at statutory rates	$ (547,000)	$ (750,000)
Tax effect of the following items:		
Non-deductible write-off of mineral interests	426,000	499,000
Non-deductible stock-based compensation	–	98,000
Non-deductible expenses and other items	2,000	1,000
Share issuance costs	(20,000)	(16,000)
Change in valuation allowance	110,000	133,000
Expiry of non-capital losses	29,000	35,000
Future income tax arising from flow-though share renouncement	(187,607)	–
Income tax recovery	$ (187,607)	$ –

	2008	2007
Income tax recovery consists of:		
Current income taxes	$ -	$ –
Future income taxes	(187,607)	–
	$ (187,607)	$ –

7. INCOME TAXES (continued)

Future tax balances:

The approximate tax effects of temporary differences that give rise to future income tax assets are as follows:

	2008	2007
Future tax assets – long term portion:		
Mineral interests	$ 726,000	$ 941,000
Equipment	15,000	14,000
Share issue costs	36,000	36,000
Non-capital losses	600,000	496,000
Capital losses	49,000	49,000
	1,426,000	1,536,000
Valuation allowance	(1,426,000)	(1,536,000)
Net future income tax asset	$ –	$ –

Tax loss carry-forwards:

As at August 31, 2008, the Company has non-capital loss carry-forwards for income tax purposes of $1,873,000 (2007 - $1,532,000), which expire as follows:

2009	$ 79,000
2010	85,000
2014	103,000
2015	289,000
2026	378,000
2027	505,000
2028	434,000
	$1,873,000

The future tax benefits which may arise as a result of these non-capital losses have not been recognized in these financial statements due to the uncertainty of their recovery, and are offset by a full valuation allowance.

8. LOSS PER SHARE

The weighted average number of shares outstanding used in the computation of loss per share was 72,380,662 (2007 – 61,588,301). Outstanding stock options, warrants and agent unit options have not been considered in the computation of diluted loss per share as the result is anti-dilutive.

9. RELATED PARTY TRANSACTIONS

(a) For the year ended August 31, 2008, the Company incurred $152,611 (2007 – $191,322) in salaries and fees to officers of the Company.

(b) For the year ended August 31, 2008, consulting fees of $3,163 (2007 - $28,302) were paid to a director of the Company and a company controlled by an officer of the Company.

(c) For the year ended August 31, 2008, investor relation services of $12,500 (2007 - $30,000) was paid to a company controlled by a director of the Company.

(d) For the year ended August 31, 2008, included in mineral properties are payments of $Nil (2007 - $30,000) made to a director in fulfilment of an option agreement (Note 4).

9. RELATED PARTY TRANSACTIONS (continued)

(e) Due to related party of $7,861 (2007 - $Nil) is owing to a director for trade payables paid on behalf of the Company. Subsequent to the year end, an additional $2,000 was advanced to the Company.

All of the above transactions have been in the normal course of operations, and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

10. NON-CASH TRANSACTIONS

(a) On March 22, 2008, the Company issued 1,100,000 shares valued at $55,000 to acquire mineral interests in Atkinson property.

(b) On July 23, 2008, the Company issued 601,840 shares valued at $30,092 to the President of the Company to repay the balance due to related party.

11. COMMITMENTS

(a) The Company has a monthly lease commitment of $1,600 until December 31, 2008. Refer to Note 4 for additional commitments on mineral properties.

(b) The Company is committed to issue 316,640 common shares at a deemed value of $0.05 per share to settle a debt of $15,832.

12. SUBSEQUENT EVENTS

(a) In November 2008, the Company closed a non-brokered Private Placement of up to 400,000 units at $0.05 per unit. Each unit consists of one share and one two-year common share purchase warrant entitling the purchaser to purchase an additional common share of the Company for $0.10 per share in the first year and $0.13 per share in the second year. The proceeds will be used primarily for general corporate purposes.

(b) The Company entered into a loan agreement with a shareholder for an initial loan of $50,000 as a first tranche of a possible four-tranche loan of up to $200,000. The loan will bear interest at 6% per annum, convertible into common shares of the Company at $0.10 per share in the first year and at $0.20 per share in the second year and will be secured by the Company's interest in DHK Diamonds Inc.

(c) On September 15, 2008, 300,000 options were forfeited without exercise.

DENTONIA RESOURCES LTD

TSX-V : DTA

615 – 700 West Pender Street, Vancouver, BC, V6C 1G8
Tel: (604) 682-1141; Fax: (604) 682-1144
Website: www.dentonia.net; Email: dentonia@telus.net

FORM 51-102F1
ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

Containing Information up to and including December 4, 2008.

DESCRIPTION OF BUSINESS AND REPORT DATE

Dentonia Resources Ltd. ("Dentonia" or the "Company") was incorporated in the Province of British Columbia on May 31, 1979 under the name Rubicon Resources Ltd., changed its name to Dentonia Resources Ltd. on October 19, 1979

The Company is a reporting issuer in British Columbia and Alberta, became a publicly traded company on the Vancouver Stock Exchange in 1982 and continues to trade on the TSX Venture Exchange (the "Exchange"), under the symbol "DTA", and is registered as a foreign exempt corporation under section 12g3-2(b), file #82-627, with the Securities & Exchange Commission.

Currently, the Company, indirectly, through its 43.37% equity interest in DHK Diamonds Inc. ("DHK"), has interests in two diamond properties, and directly has an option to acquire 100% in one gold property. This property is in the early stages of exploration and development.

The Company prepared its financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles and its Management's Discussion and Analysis (MD&A) should be read in conjunction with its audited financial statements for the fiscal year ended August 31, 2008 and 2007.

OVERALL PERFORMANCE

The Company is engaged in the business of resource exploration. Currently the Company has an interest in one property and an indirect interest in another property. The Company has no history of earnings or cash flow from operations.

PROPERTY SUMMARIES

DIAMONDS

(1) WO Diamond Project, Lac de Gras, NWT

Dentonia Resources Ltd. ("Dentonia"), a 43.37% equity stakeholder in DHK, which in turn has a 10.643%% contributing interest in the WO Diamond Project, including the DO-27 Kimberlite summarizes the current position of the WO Diamond Project as follows:

A Canadian NI-43-101-compliant report has indicated a mineral resource of 18.2 million carats in 19.5 million tonnes of kimberlite for the nine-hectare DO-27 kimberlite. The estimated grade of the indicated resource is 94 carats per 100 tonnes. The resource estimate was prepared by AMEC Americas Ltd., an internationally recognized engineering firm with extensive experience in evaluating advanced diamond projects. An additional 6.5 to 8.5 million tonnes of kimberlite, below the indicated resource, was classified as a potential mineral deposit. The DO-27 remains open at depth.

DO-27 is situated on the 15,000-hectare WO property in the Northwest Territories, Canada, approximately 27 kilometres southeast of the Diavik diamond mine and 11 kilometres east of the Tibbitt to Contwoyto ice road used to supply the two diamond mines in the area. Ownership interests in the WO property are as follows: Peregrine 71.84%; Archon Minerals Ltd. 17.509% and DHK Diamonds Inc. 10.643%. Peregrine holds 97.92% of the diamond marketing rights. The DO-27 kimberlite is subject to a 1.8% gross overriding royalty.

In addition to the resource calculation, AMEC completed an internal preliminary technical assessment (PTA) study of DO-27 where a number of mining engineering parameters were examined in conjunction with the resource estimate, currency exchange rates, fuel and other consumable prices, diamond valuations and capital cost trends in the mining industry, to determine the current economic potential of DO-27. Both a "scrub-only" and 'stand-alone" operation was investigated. For a scrub-only operation, a kimberlite concentrate with a grade up to 10 times that of run of mine material would be produced at DO-27 by conventional open-pit mining, crushing and scrubbing techniques. The resulting concentrate would be transported elsewhere for final diamond recovery. For a stand-alone operation, rough diamonds would be recovered at the site by way of a conventional open-pit mining and diamond processing facility. The economics of a potential scrub-only project were determined by the PTA to be currently more favourable than a stand-alone operation.

AMEC investigated whether the DO-27 indicated mineral resource had the potential to pay back capital on an undiscounted cash-flow basis. A preliminary financial analysis for a scrub-only mining operation was performed, which achieved this objective, supporting the resource classification.

Although Peregrine management has concluded that the development of the DO-27 project is currently not economically justifiable, both Peregrine and AMEC believe that there is a reasonable chance that DO-27 could support a mining operation in the future. Factors that could enhance the economics of a mining operation at DO-27 include:

- New mining method;
- Higher rough diamond prices;
- Possible underestimation of the average DO-27 diamond value because the current estimate is based on a parcel of only 2,075 carats;
- More favourable Canadian-United States currency exchange rates;
- A diamond processing arrangement with one of the nearby diamond mines;
- Increased revenue potential from downstream cutting and polishing of DO-27 diamonds;
- Mining and processing technology advances;
- Regional infrastructure developments;
- An ultimate run of mine grade greater than the current grade estimated by reverse circulation (RC) drill samples.

DO-27 Resource Statement

The reported mineral resource for the DO-27 kimberlite extends to a depth of approximately 325 metres below surface. Canadian Institute of Mining and Metallurgy (CIM) standards and securities commission disclosure requirements require that a resource can only be declared as a mineral deposit that has "reasonable prospects of economic extraction." AMEC determined that DO-27 met these criteria by generating a Lerches-Grossman (LG) economic pit shell for a scrub-only operation, using the Whittle software package. Below are the assumptions used by AMEC in its analysis.

Diamond Prices

On December 17, 2007, Peregrine reported that the modeled diamond value for a 2,075-carat parcel ranged from $43 (U.S.) to $70 (U.S.) per carat, with a base case of $51 (U.S.) per carat. The valuation is summarized in the DO-27 diamond valuation results table. The valuation was completed in Antwerp, Belgium in late 2007 under the supervision of WWW International Diamond Consultants Ltd. ("WWW"), an internationally recognized diamond valuation and consultancy company. The high diamond price of $70 (U.S.) per carat was used for pit shell generation. There is a high degree of uncertainty in the modeled value of the larger stones that would be expected in a production scenario in a parcel of only 2,075 carats. The values of large stones typically have the most significant impact on overall average diamond value. WWW has stated that it is highly unlikely that the ultimate average price of DO-27 goods will be lower than the low values and that the high values should not be considered maximum values.

DO-27 DIAMOND VALUATION RESULTS

Weight of Valuation Sample (Carats)(1)	Largest Diamonds (Carats)	"Base Case" Diamond Price Model (U.S.$/Carat)(2)	"High" Diamond Price Model (U.S.$/Carat)(2)	"Low" Diamond Price Model (U.S.$/Carat)(2)
2,075 (1)	9.45, 7.03, 7.11, 6.03, 5.17, 4.84, 4.35, 4.19	$51	$70	$43

(1) Sample weight represents the total carat weight of diamonds larger than the 1 DTC sieve size (approximately 0.85 mm) presented for valuation following the combination of individual subsamples from the 2005, 2006 and 2007 bulk sampling programs and after acid cleaning.

(2) As determined by WWW International Diamond Consultants Ltd from its Oct. 31, 2007, price book.

Grade

The average estimated diamond grade within the LG pit shell is 94 carats per 100 tonnes. At DO-27, there is a lack of sample data from actual mined material or drill core with which to compare the RC results. AMEC stated that in its experience, RC drilling commonly underestimates the diamond content of kimberlites being sampled and grade increase factors as high as 150% to 200% have been encountered. For the purposes of this resource estimate, however, no adjustment has been made to the estimated grade.

Confidence Category

AMEC has treated the DO-27 resource as a bulk mining scenario with a consistent grade of 94 carats per 100 tonnes and no internal waste. Local variations in block grades may not be fully reflected in the resource block estimates. The indicated mineral resource can only be converted to a mineral reserve using no cut-offs or selectivity assumptions.

Details

- Metallurgical recovery - 100 per cent;
- Mining costs - $2.05 (U.S.) per tonne of ore or waste incremented by two U.S. cents per tonne per 10-metre depth;
- Operating costs - $19.96 (U.S.) per tonne, for a scrub-only operation including an estimate for trucking to and processing by a third party diamond recovery facility in the area and general and administrative costs;
- Stripping ratio - life of mine 6.3:1;
- Capital costs - $400-million (U.S.) to $500-million (U.S.) for a scrub-only operation;
- Pit slopes - granite pit slope inter-ramp angles ranging from 45 degrees to 53 degrees.

Mineral Services Canada Inc. provided AMEC with a three-dimensional model of DO-27. An external pipe shell was defined and the internal geology of the pipe was established - the dominant pipe infill, which comprises approximately 86% of the pipe volume, is primary pyroclastic kimberlite (KIMB 1). AMEC then produced a block model with blocks 10 metres by 10 metres by five metres. The tonnage for each block was calculated by multiplying the volume of each block by a density determined from a three-dimensional density model developed by AMEC. The density model was based on 507 specific gravity measurements on drill core from throughout the body performed by Teck Cominco's Global Discovery Labs in Vancouver. There is a trend of increasing density with depth and toward the margins of DO-27 as the near-surface material and the kimberlite in the central part of the pipe is highly weathered, making this material very amenable to mechanical reduction to a high-diamond grade kimberlite concentrate. The reported tonnage for the indicated resource and the potential mineral deposit is restricted to those blocks that fall within the KIMB-1 wire frame.

The three-dimensional model of the DO-27 kimberlite and the tonnage and resource estimates are based on data from 66 core holes totaling 17,300 metres and 46 large diameter (35-centimetre to 61-centimetre) RC holes totaling 8,800 metres. A cumulative 3,200 dry tonnes of bulk sample material collected from the RC holes was processed for final diamond recovery at the bulk-sample test facility at BHP Billiton's Ekati diamond mine. A geological model of DO-27 can be viewed at Peregrine's website.

An NI 43-101-compliant technical report on the DO-27 project that contains the details of the resource estimate was prepared by AMEC and is posted on SEDAR and Peregrine's & Dentonia's websites.

DO-27 Potential Mineral Deposit

AMEC considers an additional 6.5 million to 8.5 million tonnes of kimberlite for DO-27 to be a potential mineral deposit based on an analysis of the drill hole data and the three dimensional model. This potential mineral deposit consists of the continuation of the diamondiferous kimberlite at depth below the limits of the indicated resource, from approximately 325 metres to 425 metres below surface, and it is currently delineated by eight core holes and two RC holes. DO-27 remains open at depth and additional tonnage could be defined with subsequent drilling. A grade of 90 to 100 carats per 100 tonnes was assigned to the 6.5 to 8.5 million tonnes by extending the approximate grade of the indicated resource. The potential quantity and grade of this potential mineral deposit are conceptual in nature and there has been insufficient exploration to define the potential mineral deposit as a mineral resource. It is uncertain whether further exploration will result in this potential mineral deposit being delineated as a mineral resource.

Preliminary Technical Assessment Study

In early 2007, AMEC was awarded the contract to assist with Peregrine's internal PTA of the DO-27 project. The PTA included a conceptual model of a potential diamond mine based on the preliminary geological model available in 2007. The study examined several operating scenarios and development concepts, focusing on kimberlite processing, waste rock and processed kimberlite disposal, water management, and overall project footprint. AMEC provided some order-of-magnitude capital and operating cost estimates that might be realized for different project development scenarios. These studies were conceptual in nature and not prepared to a standard of detail that would allow disclosure under Canadian NI 43-101 guidelines. Below is a summary of the engineering work that has been completed to date.

In 2006, Peregrine retained EBA Engineering Consultants Ltd. to undertake a geotechnical assessment of potential DO-27 pit slopes to assist with the design of the conceptual open pit mine scenarios. Using the geotechnical data provided by EBA, a preliminary Whittle open pit optimization study was undertaken by AMEC in 2007 as part of the PTA in order to establish the potential size of a conceptual one-million-tonne-per-year and two-million-tonne-per-year mining operation and associated waste dump and site layout. An optimal pit shell was selected, conceptual mine production schedules were developed and an equipment fleet was selected to match the proposed mine output.

Processing testwork was completed at SGS Lakefield for both the stand-alone and a scrub-only operation. The stand-alone plant would be a typical open-pit kimberlite mining and diamond processing operation where rough diamonds are recovered at the site. For a scrub-only operation, a kimberlite concentrate, with grades as high as 940 carats per 100 tonnes, would be produced and trucked elsewhere for diamond recovery. The Diavik and Ekati diamond mines are located 27 kilometres northwest and 57 kilometres north of DO-27, respectively. Scrubbing tests were completed and 890 kilograms and 270 kilograms of core were subjected to low-pressure and high-pressure scrub tests, respectively. As the DO-27 kimberlite is relatively soft and highly weathered, especially in the upper portions of the pipe, a large amount of the kimberlite was washed away as minus one-millimetre fines after only three to four minutes of scrubbing at normal water pressures. Kimberlite collected from 61 metres to 121 metres in depth had a scrubbing concentration factor of 10:1 from run-of-mine material. More competent material collected from depths of 121 metres to 181 metres and 181 metres to 275 metres in depth had concentration factors of approximately 3.3:1 and 2.3:1, respectively. Therefore, under these conditions, kimberlite with a grade of 94 carats per 100 tonnes in the upper 121 metres of the pit could be upgraded to a concentrate with a grade of 940 carats per 100 tones. Tests showed that the addition of a tertiary crushing circuit and high-pressure washing would achieve even higher concentration ratios. Preconcentrating the kimberlite has the benefit of reducing the amount of material that would need to be transported to, and processed by, a third party diamond-recovery facility. In addition, the capital and operating costs for a scrub-only processing plant would be significantly less than for a full diamond recovery circuit. A summary of the scrubbing test was reported by Peregrine in Stockwatch news dated July 24, 2007.

AMEC examined the infrastructure requirements for a conceptual project at DO-27 based on analogous diamond mine configurations consistent for a remote site in the Arctic. Using the conceptual mine plan, processing plant and infrastructure layouts, AMEC calculated order-of-magnitude ranges of capital and operating costs.

Future Work

Peregrine, together with its joint venture partners, will, on a continuing basis, continue to evaluate the economics of DO-27 in the context of changes to rough diamond prices, mining and processing technology developments, the state of nearby diamond mines, U.S.-Canadian currency exchange rates, and factors affecting capital and operating costs. The existing 2,075-carat diamond parcel is available for valuation in the future should diamond prices increase. The wealth of engineering and geological data that were generated from the bulk sampling programs, the PTA and the resource estimation, provides an excellent foundation from which a future decision to advance the project to the feasibility stage can be made.

New Mining Methods

The DO-27 is covered by a shallow lake and has an approximate surface area of 9 hectares.

At this stage, all studies relating to the mining of the DO-27 kimberlite were based on a conventional open pit operation, either as a "stand-alone" or as a "scrub only" operation, with an assumed through-put of one million to two million tonnes a year. In the case of the "scrub only" operation, the recovery of the diamonds is to be carried out by one of the nearby diamond plants, subject to a toll fee.

In either case, the net present value (NPV) under current conditions was negative; ranging from -$382 million to -$161 million.

With the recent decline of the Canadian dollar against the US dollar, better results may be obtained. Instead of a $CND70ct, a value of $CND80ct is more likely, and with the mining method suggested in Will Purcell's article, which appeared in Stockwatch on October 17, 2008, under the heading *"Archon Still a Buffer Believer"*, and if applicable, to the DO-27 kimberlite, this pipe may be commercial with a positive NPV.

The pertinent parts of Will Purcell's article read:

> *"Archron is now touting what it calls "a visionary new mining method, particularly suited for lake-based pipes," which BHP will be testing on one of the core Ekati pipes this winter. That unidentified pipe does not lie under Lac de Gras, but it does lie beneath a smaller lake that would otherwise have to be drained, which is also a costly exercise.*
>
> *Neither Archon or BHP are expounding on what the new mining method might be, but one group thinks is has a novel approach to mining lake-based pipes in Canada's North. Marine and Mineral Projects (MMP) is a South Africa-based marine engineering company specializing in developing marine mining equipment using underwater crawlers.*
>
> *De Beers uses the equipment to mine diamonds from gravel off the coast of South Africa, and MMP is working on adapting the crawlers for use in mining Arctic kimerlites. Operators would remotely control the 250-tonne crawlers, which would cut into the kimberlite and render it into sufficiently small chunks to be pumped to the surface."*

In addition to the DO-27 kimberlite, WO property also hosts the four-hectare, diamondiferous DO-18 kimberlite.

DHK Diamonds Inc. has a 10.643% contributing interest in this project and Dentonia Resources Ltd., in turn, has a 43.37% equity interest in DHK.

It should be noted that the grade of the above results increased by a factor of about 3 and the price per carat by about a factor of 2 to 3 from the 1994 bulk sample, taken from the North East Lobe, different facies.

(2) **Pellatt Lake Claim Block – NWT, Canada**

During 2007 Peregrine drilled 3 geophysical targets but did not intersect any kimberlites.

Dentonia owns 100% of the seven claims and through DHK has a 43.37% net interest in the 3 additional mineral leases and 3 additional mineral claims. Peregrine can earn up to a 75% interest in these leases and claims under certain conditions. At this stage both Dentonia and DHK are being carried.

GOLD

Atkinson Gold Prospect - Lipton Claim Block

Dentonia holds four properties (3,680 hectares) in the Detour – Atkinson area of northern Ontario. During 2006, Dentonia completed a total of 3,024 meters of diamond drilling on the Lipton claims, located approximately 150 kilometers north of Cochrane, at the northern margin of the Abitibi Greenstone Belt and 15km southeast of the Detour Lake Mine, owned and operated by the Detour Gold Corp. ("DGC")

To date, drilling by Dentonia and by previous companies has identified at least two zones of gold mineralization within hydrothermally altered volcanic rocks on the Lipton claims. The highest gold (Au) grades have been intersected at the contact between the chemical sediments and the felsic tuffs.

This zone (Contact Zone) appears to be structurally controlled, dipping to the north and west at approximately 20° (sub parallel to the geology). The Contact Zone ranges from 1.0 to approximately 10.0 meters in thickness and has been intersected in 21 drill holes with grades ranging from 0.25 g/t Au (over a core length of 1.0m) to 14.4 g/t Au (over a core length of 7.7m).

Approximately 60 metres above the Contact Zone, a second zone of Au mineralization has been intersected in the mafic volcanic rocks (designated M1). The M1 zone has been intersected in eleven holes and appears to parallel the Contact Zone. The M1 zone ranges in thickness from 1.0 metre to approximately 9.0 metres and Au grades range from 0.197 g/t to 61.2 g/t (over a core length of 1.0m) with many of the intersections being less than 2.0 g/t Au.

Based on the results of the work completed to date on the Lipton claims, a program of diamond drilling (approximately 3,050 metres in 16 holes) has been recommended. This program is expected to cost in the order of $915,000.00 and should be completed in two stages, and is subject to obtaining financing. Doubtful at this stage.

Adjacent Property

The Lipton claims are located within a reasonable distance of the Detour Gold project, which, according to The Northern Miner of January 7-13, 2008, contains 89.9 million tonnes, grading 1.67 grams of gold per tonne.

Option Agreement

Dentonia revised the Option Agreement dated January 20, 2004 between R. H. McMillan ("McMillan") and Dentonia, by changing the fourth payment of $110,000, due on January 20, 2008, to the issuance of 1,100,000 shares of Dentonia to McMillan on or before March 22, 2008. The particulars of this Option Agreement as amended read:

"Dentonia can earn a 100% interest in the properties by spending $350,000 on the project (completed) and by paying McMillan $880,000 over a ten year period in a series of escalating payments. Dentonia issued 100,000 shares to McMillan on closing of the Option Agreement and issued 1,100,000 shares to McMillan in lieu of the fourth option payment of $110,000, on March 22, 2008. McMillan retains a 2% NSR royalty in the properties of which 1.5% may be purchased for $2,000,000. This amendment has been completed and the option is currently in good standing until January 20, 2009 when a further payment of $110,000 has to be made."

COPPER, MOLYBDENUM

(1) Sedish Creek Copper-Molybdenum Prospect, BC

This project was abandoned during 2008.

(2) The Thomlinson Creek Molybdenum Prospect

This project is currently in default.

The Thomlinson Creek molybdenum prospect is located near Hazelton, central British Columbia. It lies within relative proximity of several producing and past producing mines and molybdenum deposits, such as Blue Pearl's currently producing Endako Mine and its Davidson deposit at Smithers.

The assay results from its 2 diamond drill hole successfully completed in October and November, 2006, each intersected 300+ meters of mineralization, the 330 samples obtained, assayed between 0.02% to 0.03% Mo, which at today's price are sub-economic, with traces of gold, copper, and rhenium. The best result was a 2 meter interval, which assayed 0.15% Mo. This prospect requires follow up work in the form of prospecting but is currently on a hold position.

The payments under the Thomlinson Agreement are currently in default, however, discussions are being held with the Optionor.

(3) The Lennac Lake Porphyry Cu-Mo Prospect

This project is currently in default.

A definite trend of improved Mo mineralization to the north of these drill holes has been established and rock samples suggest the presence of a proximate intrusive body, which has not been intersected at this stage, see details below. Prior to any further drilling, IP and Mag surveys were recommended.

The Lennac Lake project is located in the Babine Porphyry copper district, where two past producing mines, Bell and Granisle, with respective mineral resources of 400Mt+, grading 0.44% Cu, and 125Mt+ grading 0.44% Cu, were located.

Previous historical work on the Lennac Lake property defined 3 areas of Cu+/-Mo mineralization referred to as the West, East and Southeast zones within an area of roughly 3 square kilometres (Figure 1). The West and to a lesser extent the East zone were drill tested by Amax Exploration in 1973 and 1974. The Southeast zone, which was discovered in the early 1990's, had not been drill tested prior to the current drill program. Between August 15 and October 15, 639 metres of AQ diamond drilling in 9 short drill holes (none of which exceeded 100 metres in vertical depth) was completed in the Southeast Zone. Results of this drilling were disclosed in two previous news releases dated November 16, 2007 and January 26, 2008. This drilling indicated anomalous concentrations of Mo, Cu, Ag and to a lesser extent, Au occur in clay altered volcanic rocks and feldspar porphyry dykes over a distance of 800 metres. Dentonia, encouraged by the extensive alteration and fine-grained sulphide mineralization intersected in the 9 short AQ drill holes, contracted Driftwood Diamond Drilling of Smithers, BC to do additional drilling on the property. A total of 2,650 metres of NQ diamond drilling was completed in 9 drill holes (Table 1) between early December 2007 and January 18, 2008 when the drilling program was completed.

Assay Results

Table 1. Significant drill intersections for holes LL07-10 to LL08-18

Hole	From	To	Length	Mo%	Cu%
LL07-10	85	199	114	0.022	0.070
including	183	185	2	0.080	0.034
including	191	193	2	0.068	0.334
LL07-11	9	91	82	0.024	0.059
including	31	33	2	0.064	0.034
including	57	59	2	0.106	0.020
including	83	85	2	0.073	0.128
LL07-12	no significant intersections				
LL07-13	91	145	54	0.033	0.031
including	121	125	4	0.145	0.046
LL07-14	no significant intersections				
LL07-15	no significant intersections				
LL08-16	125	187	62	0.037	0.067
including	183	187	4	0.091	0.041
LL08-17	no significant intersections				
LL08-18	61	83	22	0.030	0.098
	63	131	68	0.014	0.166
including	115	121	6	0.011	0.492

OUTLOOK FOR 2008/2009 AND FUTURE EXPLORATION

At this stage, Dentonia is awaiting the results of the "New Mining Methods" before proceeding with any new projects.

SELECTED ANNUAL AND QUARTERLY INFORMATION

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Dentonia for each of the three most recently completed financial years. The information set forth below should be read in conjunction with the consolidated audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and the related notes thereto.

	August 31, 2008	August 31, 2007	August 31, 2006
Total Revenue	Nil	Nil	Nil
General and administrative expenses	361,282	794,012	428,250
Write off of exploration costs on outside properties and properties abandoned	1,329,442	1,541,569	1,294,068
Property investigation costs	12,068	Nil	Nil
Income (Loss) from continuing operations: - In total - Basic and diluted loss per Share	 (1,524,418) (0.02)	 (2,314,698) (0.04)	 (1,258,046) (0.02)
Total Assets	1,432,960	2,460,220	3,811,175

Overview

For the year ended August 31, 2008, Dentonia acquired the Lennac Lake and Brittain River copper-molybdenum prospects, both located in British Columbia, under options, for two down payments of $10,000 each, and additional payments, in both cases, of $990,000 over a 10 year period, subject to 2% royalty, with buyout rights. Brittain River has been abandoned.

Results of Operation for the years ended August 31, 2008 and 2007

This review of the Results of Operation should be read in conjunction with the Audited Financial Statements for the years ended August 31, 2008 and 2007.

2008 FINANCIAL RESULTS

Overview

The Company experienced a net loss of $1,524,418, including property investigation costs of $12,068 and a $1,329,442 mineral property write-off or $0.02 per share for Fiscal 2008, compared to a net loss of $2,314,698 or $0.04 per share for Fiscal 2007 including mineral property write off of $1,541,569.

General and administrative expenses totaled $361,282 for the year ended August 31, 2008 compared to $794,012 for the year ended August 31, 2007. Details of the general and administration expenses are as follows:

(a) Professional fees of $54,773 (2007 - $54,875) were attributed to corporate matters including audit and legal fees.

(b) Transfer agent and filing fees of $36,758 (2007 - $35,915) were attributed to the financings that the Company completed during the year.

(c) Consulting fees of $3,515 (2007 - $26,703).

(d) Investor relations of $47,952 (2007 - $69,062) consisted of dissemination of news releases, mailing brochures, maintaining a website at www.dentonia.net, meeting with shareholders, brokers and investors and dissemination of information through commercial news disseminators.

(e) Wages and benefits of $152,611 (2007 - $191,322) for management of the Company's affairs as a result of activities such as private placements and property expenditures.

All other expenses are in the normal course of operations.

SUMMARY OF QUARTERLY RESULTS

The following selected financial data has been prepared in accordance with Canadian GAAP and should be read in conjunction with the Company's audited financial statements. The following is a summary of selected financial data for the Company for its eight completed financial quarters ended August 31, 2008. Each quarter of each financial year is shown on a quarterly basis.

Fiscal Year 2008				
	Aug. 31, 2008	**May 31, 2008**	**Feb. 29, 2008**	**Nov 30, 2007**
Total Revenue	$Nil	$Nil	$Nil	$Nil
General and administrative expenses	124,720	58,867	100,702	76,993
Write off of exploration costs on outside properties and properties abandoned	951,106	Nil	378,336	Nil
Income (Loss) from continuing operations:				
- In total	(913,005)	(56,736)	(479,038)	(75,639)
- Basic and diluted loss per Share	(0.01)	(0.00)	(0.01)	(0.00)
Total Assets	1,432,960	2,692,350	2,734,639	2,567,760
Total Long Term Financial Liabilities	Nil	Nil	Nil	Nil
Cash Dividends Declared per share	Nil	Nil	Nil	Nil

Fiscal Year 2007				
	Aug. 31, 2007	**May 31, 2007**	**Feb. 28, 2007**	**Nov 30, 2006**
Total Revenue	$Nil	$Nil	$Nil	$Nil
General and administrative expenses	272,191	289,219	138,500	94,102
Write off of exploration costs on outside properties and properties abandoned	564,805	364,188	367,940	244,636
Income (Loss) from continuing operations:				
- In total	(776,055)	(713,806)	(508,792)	(315,045)
- Basic and diluted loss per Share	(0.01)	(0.01)	(0.01)	(0.00)
Total Assets	2,460,220	2,745,108	2,850,739	3,467,987
Total Long Term Financial Liabilities	Nil	Nil	Nil	Nil
Cash Dividends Declared per share	Nil	Nil	Nil	Nil

The Company capitalizes all acquisition and exploration costs until the property to which those costs are related is placed into production, sold or abandoned. The decision to abandon a property is largely determined from exploration results and the amount and timing of the Company's write-offs of capitalized resource property costs will vary in a fiscal period from year to year and cannot be predicted in advance. The Company also writes-off general administrative and generative exploration costs quarterly.

Fully diluted loss per share is not being presented.

General and administrative expenses decreased in this fiscal period primarily due to lesser corporate activities and the termination of investor relations activities.

LIQUIDITY

All of the Company's properties are at the exploration stage. The Company does not expect to generate any revenues in the near future and will have to continue to rely upon the sales of equity securities to raise capital. Fluctuations in the Company's share price may affect its ability to obtain future financing and the rate of dilution to existing shareholders.

CAPITAL RESOURCES

The Company sees the exercise of stock options and warrants as a source of capital and as of the date of this Report, however, the stock options and the warrants outstanding are not in the money. See Note 6 of the annual financial statements for a list of the stock options and warrants outstanding at August 31, 2008 and elsewhere in this MD&A.

DISCLOSURE CONTROLS AND PROCEDURES

Management of the Corporation, consisting of the President and Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Corporation's disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, they have concluded that, as of the end of the period covered by this Management's Discussion and Analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Corporation's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROL RISKS

The President or the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") are responsible for designing internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external purposes in accordance with Canadian GAAP. The design of the Company's internal control over financial reporting was assessed as of the date of this Management Discussion and Analysis.

Based on this assessment, it was determined that a weakness existed in internal controls over financial reporting. As indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is to be compensated for by senior management monitoring, which exists. The officers will continue to monitor very closely all financial activities of the Company and increase the level of supervision in key areas. It is important to note that this issue would also require the Company to hire additional staff in order to provide greater segregation of duties. Since the increased costs of such hiring could threaten the Company's financial viability, management has chosen to disclose the potential risk in its filings and proceed with increased staffing only when the budgets and workload will enable the action. The Company has attempted to mitigate these weaknesses, through a combination of extensive and detailed review by the CFO and directors of the financial reports and candid discussion of those risks with the audit committee.

RISKS AND UNCERTAINTIES

The risks and uncertainties affecting the Company remain substantially unchanged from those disclosed in the 2007 Annual MD&A. During Fiscal 2008, the Company completed two private placements, providing net proceeds of $947,473, which were used to pay off debts arising from the drilling of the Lennac Lake and other projects. In November 2008, the Company closed a non-brokered Private Placement of up to 400,000 units at $0.05 per unit. Funds realized will primarily be used for general corporate purposes. Also in November 2008, the Company entered into a loan agreement with a shareholder for an initial loan of $50,000 as a first tranche of a possible four-tranche loan of up to $200,000. Funds realized will primarily be used for general corporate purposes. It is management's opinion that the proceeds from these financings should be sufficient to meet the Company's ongoing administrative expenses for a period of at least twelve months.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Statements contained in this document, which are not historical facts, are forward looking statements that involve risks, uncertainties and other factors that could cause actual results to differ material from those expressed or implied by such forward looking statements. Factors that could cause such differences include, but not limited to, are volatility, and sensitivity to market prices for gold, base metals, and diamonds, environmental and safety issues including increased regulatory burdens, changes in government regulations and policies; and significant changes in the supply-demand fundamentals for gold, base metals, and diamonds that could negatively affect prices. Although the Company believes that the assumptions intrinsic in forward looking statements are reasonable, it is recommend that one should not rely heavily on these statements. The Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events, or otherwise.

EXCHANGE RATES

Since all of the Company's operation was carried out in Canada, Exchange rates from Canadian dollars to US dollars were not a significant factor in the Company's current affairs, but may have a bearing in the future if production is achieved from any of its mineral interests.

RELATED PARTY TRANSACTIONS

For the year ended August 31, 2008, the Company incurred $152,611 (2007 – $191,322) in salaries and fees to officers of the Company.

For the year ended August 31, 2008, consulting fees of $3,163 (2007 - $28,302) were paid to a director of the Company and a company controlled by an officer of the Company.

For the year ended August 31, 2008, investor relation services of $12,500 (2007 - $30,000) was paid to a company controlled by a director of the Company.

For the year ended August 31, 2008, included in mineral properties are payments of $Nil (2007 - $30,000) made to a director in fulfillment of an option agreement (Note 4).

Accounts payable of $7,861 (2007 - $Nil) is owing to a director and consists of trade payables of $7,861 paid on behalf of the Company. Subsequent to the year- end, $2,000 was advanced to the Company.

All of the above transactions have been in the normal course of operations, and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

FOURTH QUARTER RESULTS

During the fourth quarter the Company recognized future income tax recovery of $187,607 (2007 – $Nil). The Company follows EIC-146, "Flow Through Shares" for all flow through share transactions. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the Company assigns the tax deductions arising from the related resource expenditures to the shareholders. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax recovery is recognized and share capital is reduced.

If the Company has sufficient unused tax loss carry forwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry forwards, a portion of such unrecognized losses is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures. During the year, the Company recognized $187,607 (2007- $Nil) as a reduction of share capital and corresponding future income tax recovery pursuant to the renunciations made for flow-through shares issued.

During the fourth quarter the Company recognized impairment and write off of mineral properties in the total amount of $951,106. The Company has a 43.37% joint venture interest in DHK, a Northwest Territories corporation that has various interests in potentially diamond bearing mineral claims in the Lac de Gras area of the Northwest Territories, $78,744 of impairment provision related to these properties, as management has determined that its recoverability was not certain or determinable.

FINANCINGS

Private Placements

During fiscal years ended August 31, 2007 and 2008, and to the date of this MD&A, the Company completed the following non-brokered and brokered private placements, namely:

(a) On May 24, 2007, the Company completed a non-brokered private placement of 4,250,000 units, of which 3,750,000 were flow-through units at $0.10 a unit, and 500,000 were non-flow-through units at $0.10 a unit, providing the Company with $375,000 flow-through funds and $50,000 non-flow-through funds. Each of the flow-through and non-flow-through units consist of one common share of the Company and 1/2 non-transferable share purchase warrant (a "Warrant"). One whole warrant entitling the holder to purchase one warrant share for a period of two years until May 24, 2009, at an exercise price of $0.15 per Warrant Share until May 24, 2008, and at a price of $0.20 per Warrant Share until May 24, 2009.

(b) On October 10, 2007, the Company completed a non-brokered private placement of 7,500,000 flow-through units. The units consist of one common share of the Company and one non flow-through non-transferable share purchase warrant ("Warrant"). One warrant entitles the holder to purchase one warrant share for a period of two years at a price of $0.15 per warrant share until October 10, 2009. A 6% finder's fee of $45,000, and 600,000 Finder's Fee Options exercisable at $0.10 per unit with the same terms and condition as this private placement were paid to Limited Market Dealer Inc. In addition, a 2% due diligence fee of $15,900 was also paid to Limited Market Dealer Inc.

(c) On July 23, 2008, the Company completed a non-brokered private placement of 5,800,000 units at $0.05 for gross proceeds of $290,000, providing the Company with $50,000 flow-through funds and $240,000 non-flow-through funds. Each unit consists of one common share of the Company and one-half of one non-transferable share purchase warrant ("Warrant"). One whole warrant entitles the holder to purchase one warrant share for a period of two years at a price of $0.10 in the first year and $0.15 in the second year until July 23, 2010.

(d) On November 10, 2008, the Company completed a non-brokered private placement of 400,000 units for gross proceeds of $20,000. Each unit consists of one common share of the Company and one non-transferable share purchase warrant ("Warrant"), entitling the holder to purchase one warrant share for a period of two years at a price of $0.10 in the first year and $0.13 in the second year until November 10, 2008.

(e) On November 10, 2008 the Company entered into a loan agreement with Dr. Stewart Blusson whereby Dr. Blusson advanced the sum of $50,000 to the Company as a first tranche of a possible four-tranche loan of $200,000. The loan will bear interest at 6% per annum, convertible into common shares of the Company at $0.10 per share in the first year and at $0.20 per share in the second year. This loan will be secured by Dentonia's equity interest in DHK Diamonds Inc.

FINANCIAL CONDITIONS, TRANSACTIONS & SOLVENCY

During the fiscal year ended August 31, 2008, and to the date of this MD&A, November 14, 2008, in the aggregate $360,000 was realized through the above private placements and the loan as stipulated under section (c), (d) and (e).

Subject to the approval of the Blusson/Dentonia Loan Agreement by the TSX Venture Exchange, Blusson may, at his sole discretion, convert all or any part of the Loan into shares of Dentonia's common stock at a rate of $0.10 per share until November 4, 2009 or at a rate of $0.20 per share from November 2, 2009 until November 4, 2010.

If Dentonia carries out any exploration programs, either alone or with joint venture partners, additional funds may be required. Such funds will be raised through offerings of Dentonia's common shares, in which the directors and officers of Dentonia may participate.

OUTSTANDING SHARE DATA

Dentonia's authorized capital consists of an unlimited number of common shares without par value. As at November 14, 2008, there were 79,392,411 common shares issued and outstanding.

Outstanding Options and Warrants

As of the date of this report, the following options are outstanding:

Name	No. of Shares	Exercise Price	Expiration Date
Adolf A. Petancic	600,000	0.17	May 16, 2012
H. Martyn Fowlds	300,000	0.17	May 16, 2012
John Chalcraft	300,000	0.17	May 16, 2012
	1,200,000		

As of the Date of this Report, the following Agent's unit options are outstanding:

Name	No. of Shares	Exercise Price	Expiration Date
Scotia McLeod ITF Limited Market Dealer Inc.	*600,000	0.10	Oct. 10, 2009

*These unit options carry the same terms and conditions as the private placement dated October 10, 2007; therefore upon exercise of the options, Limited Market Dealer Inc. becomes the holder of 600,000 common shares and 600,000 warrants exercisable at $0.15 per share if exercised on or before October 10, 2009.

As of the date of this Report, the following warrants are outstanding:

# of Warrants	Price	Expiry
7,500,000	$0.20 per share	Oct. 10, 2009
2,125,000	$0.20 per share	May 24, 2009
2,900,000	$0.10/$0.15 per share	July 23, 2010
400,000	$0.10/$0.13 per share	Nov. 10, 2010
12,925,000		

OFF BALANCE SHEET ARRANGEMENTS – DHK DIAMONDS INC. ("DHK")

Dentonia's interests in the WO claim block, mineral leases SAS1, 2, 3 and six (6) Pellatt Lake claims, are indirectly held through DHK, a private company incorporated under the laws of NWT, in which Dentonia has a 43.37% equity position.

Cumulative Shareholders' Contributions as of the date of this MD&A

	Nov. 14, 2008
Dentonia Resources Ltd.	$3,008,400
Horseshoe Gold Mining Inc.	1,487,114
Kettle River Resources Ltd.	3,008,400
	$7,503,914

Share Position and Percentage of each shareholder as of the date of this MD&A

	Number of Common Shares Held	Percentage
Dentonia Resources Ltd.	50,848	43.37%
Horseshoe Gold Mining Inc.	15,553	13.26%
Kettle River Resources Ltd.	50,848	43.37%
	117,249	100%

DISCLOSURE OF OUTSTANDING SHARES, WARRANTS AND OPTIONS AS OF THE DATE OF THIS REPORT

As of the Date of this Report, total issued and outstanding shares of the Company are: 79,392,411

	COMMON SHARES	SHARE CAPITAL
Balance as at August 31, 2005	32,974,044	$ 8,696,220
Issued for cash:		
Private placement, net of share issue costs	21,343,501	3,478,025
Exercise of warrants	5,172,366	616,257
Exercise of stock options	852,500	88,575
Transferred from contributed surplus:		
Exercise of warrants	-	3,400
Exercise of stock options (agent)	-	1,692
Stock based compensation	-	-
Renunciation of cumulative eligible exploration costs	-	(445,740)
Balance as at August 31, 2006	60,342,411	$12,438,429
Issued for cash in a private placement, net of share issue costs	4,250,000	422,375
Stock based compensation	-	-
Balance as at August 31, 2007	64,592,411	$12,860,804
Issued for cash		
Private placement @ $0.10	7,500,000	750,000
Share issuance costs	-	(62,435)
Finder's fee options	0	(28,879)
Private placement @ $0.05	5,800,000	290,000
Private placement @ $0.05	400,000	20,000
Property payment (Atkinson)	1,100,000	55,000
Renunciation of Canadian Exploration Costs	-	(187,607)
Balance as at November 14, 2008	**79,392,411**	**$13,696,883**

INVESTOR RELATIONS

During the period under review, the Company retained ProActive Communications to disseminate information and material to the media, interested shareholders, investors, and brokers. ProActive Communications was retained for $2,500 per month and the contract was terminated in December, 2007.

APPROVAL

The Board of Director of Dentonia Resources Ltd. has approved the disclosures contained in this Annual MD&A. A copy of this Annual MD&A will be provided to anyone who requests it.

ADDITIONAL INFORMATION

For press releases and other up-dated information, please contact the Company either by phone (604) 682-1141, fax (604) 682-1144, e-mail at dentonia@telus.net, refer to the Company's website www.dentonia.net, or refer to the SEDAR website www.sedar.com.

DENTONIA RESOURCES LTD

FORM 51-102F1 – MANAGEMENT'S DISCUSSION AND ANALYSIS - AMENDED
For the First Quarter Ended November 30, 2008
(Unaudited Financial Statements)

Dentonia Resources Ltd. ("Dentonia" or the "Company") was incorporated in the Province of British Columbia on May 31, 1979 under the name Rubicon Resources Ltd., changed its name to Dentonia Resources Ltd. on October 19, 1979.

Currently, the Company, either directly or indirectly through its 43.37% equity interest in DHK Diamonds Inc. ("DHK"), has interests in two diamond properties. These properties are in the early or advanced stages of exploration.

The Company is a reporting issuer in British Columbia & Alberta and trades on the TSX Venture Exchange (the "Exchange") under the symbol "DTA". The Company is also registered as a foreign exempt corporation with the Securities & Exchange Commission under section 12g3-2(b), file #82-627.

The Company prepared its financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles and its Management's Discussion and Analysis (MD&A) should be read in conjunction with its unaudited financial statements for the quarters ended November 30, 2008 and 2007 and the audited financial statements for the fiscal years ended August 31, 2008 and 2007.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A using the terms "may", "expects to", "projects", "estimates", "plans", and other terms denoting future possibilities, are forward-looking statements in respect to various issues including upcoming events based upon current expectations, which involve risks and uncertainties that could cause actual outcomes and results to differ materially. The future conduct of the Company's business and the feasibility of its mineral exploration properties are dependent upon a number of factors and there can be no assurance that the Company will be able to conduct its operations as contemplate and the accuracy of these statements cannot be guaranteed as they are subject to a variety of risks that are beyond our ability to predict or control and which may cause actual results to differ materially from the projections or estimates contained herein. The risks include, but are not limited to, the risks described in the this MD&A; those risks set out in the company's disclosure documents and its annual, quarterly and current reports; the fact that exploration activities seldom result in the discovery of a commercially viable mineral resource and are also significant amounts of capital to undertake and the other risks associated with start-up mineral exploration operations with insufficient liquidity, and no historical profitability. The Company disclaims any obligation to revise any forward looking statements as a result of information received after the fact or regarding future events.

1.1 DATE OF REPORT

January 29, 2009

1.2 OVERALL PERFORMANCE

As of November 30, 2008 the Company had a working capital (deficiency) of ($51,822), (2007 - $310,582), compared with a working capital (deficiency) of ($96,742) as of August 31, 2008, the fiscal year-end.

For the first three months ended November 30, 2008, the Company recorded a net loss of $1,384,204 or $0.02 per share, compared to net loss of $75,639 or $0.01 per share for the same period in the prior fiscal year.

1.3 SELECTED ANNUAL INFORMATION

N/A

1.4 RESULTS OF OPERATIONS

Diamonds

WO Diamond Project, Lac de Gras , NWT

Dentonia Resources has a 43.37% equity stake in DHK Diamonds Inc. which, in turn, has a 10.643% contributing interest in the WO Diamond Project, including the DO-27 Kimberlite.

The DO-27 pipe, which has been mini-bulk sampled for the past three years, is currently placed on care and maintenance.

A comprehensive NI 43-101 report by AMEC Americas Ltd. suggests an indicated mineral resource of 19.5 million tonnes within the DO-27, containing 18.2 million carats, with an additional 6.5 – 8.5 million tonnes below this indicated resource.

Based on a modest 2075-carat diamond parcel, the diamond valuations appear to be too close to an economic threshold to make a production decision now. AMEC also considered possible extraction scenarios, the most favourable being to screen-off fines on-site, with toll milling at either Ekati or Diavik. Although not likely economical today, just small improvements in a few of many possible factors, particularly diamond price, could make it so in future.

Such factors are:

- New mining method;
- Higher rough diamond prices;
- Possible underestimation of the average DO-27 diamond value because the current estimate is based on a parcel of only 2,075 carats;
- More favourable Canadian-United States currency exchange rates;
- A diamond processing arrangement with one of the nearby diamond mines;
- Increased revenue potential from downstream cutting and polishing of DO-27 diamonds;

- Mining and processing technology advances;
- Regional infrastructure developments;
- An ultimate run of mine grade greater than the current grade estimated by reverse circulation (RC) drill samples.

The DO-27 is covered by shallow lake and has an approximate surface area of 9 hectares. One new mining method being tested this season by BHP is an underwater 250-tonne crawler at one of its kimberlites and, if successful, may be tested at the DO-27. In addition to the DO-27 kimberlite, the WO Property also hosts the 4-hectare diamondiferous DO-18 kimberlite.

Pellatt Lake Claim Block – NWT, Canada

During 2007 Peregrine drilled 3 geophysical targets but did not intersect any kimberlites.

Dentonia owns 100% of the 7 claims and, through DHK, has a 43.37% net interest in the 3 additional mineral leases and 3 additional mineral claims. Peregrine can earn up to a 75% interest in these leases and claims under certain conditions. At this stage both Dentonia and DHK are being carried.

For further details of Dentonia's diamond projects, please refer to Dentonia's Annual Report 2008, a copy of which can be found at www.sedar.com, or on Dentonia's web site at www.dentonia.net. You could also request a hard copy by contacting the office at 604-682-1141 or by email at dentonia@telus.net.

Diamond Price Trend

FP6 financialpost.com FINANCIAL POST NATIONAL POST, THURSDAY, JANUARY 22, 200[illegible]

DIAMONDS

De Beers cutting retail supply as recession takes shine off sales

De Beers, the world's largest diamond producer, will reduce the amount of rough gems offered to customers by about 50% until April after U.S. retail sales slumped over Christmas. Retail sales in the U.S., the world's largest diamond market, dropped by as much as 20% over Christmas and "underperformed" the company's expectations, said Varda Shine, head of Johannesburg-based De Beers' marketing unit. Consumers in the U.S., which accounts for about half of global retail sales, are reining in spending as the economy shrinks. Toronto-based **BRC DiamondCore Ltd.** said last week it will extend a shutdown at its South African operations and start talks with labour unions over job cuts because of "depressed" diamond prices. "The diamond market will worsen before improving, simply because the chill of global recession is going to become increasingly evident in the form of accelerating job losses," Des Kilalea, an analyst at RBC Capital Markets in London, wrote in a report on Tuesday. *Bloomberg*

Gold

Atkinson Gold Prospect - Lipton Claim Block

Dentonia has defaulted under the terms of the Option Agreement under which it could have acquired these prospects and has abandoned its interests.

Copper Molybdenum

Sedish Creek, Thomlinson Creek and Lennac Lake

Dentonia has defaulted under the terms of the option agreements under which it could have acquired the Sedish Creek, the Thomlinson Creek and the Lennac Lake copper molybdenum prospects.

Due to the results obtained to date and the dramatic decrease in the price of molybdenum in the fall of 2007, these prospects have been abandoned (see attached charts of molybdenum prices).


Molybdenum
Molybdenum Ferro
FOB North America $/LB
Low 04 Jan 08 34.50
High 04 Jan 08 36.50
Molybdenum Oxide
FOB North America $/LB
Low 04 Jan 08 32.00
High 04 Jan 08 33.50
Molybdenum Prices 6 Months
Molybdenum Oxide
FOB North America
6 Months - $/LB
Molybdenum Prices 1 Year
Molybdenum Oxide
FOB North America
1 Year - $/LB
Molybdenum Prices 5 Years
Molybdenum Oxide
FOB North America
5 Years - $/LB

1.5 SUMMARY OF QUARTERLY RESULTS

The Company experienced a net loss of $1,384,204 ($0.02) per share for the period ended November 30, 2008 after mineral property write-offs of $1,358,757 compared to a net loss of $75,639 or $0.01 per share for the same period last year.

	Nov 30, 2008	Aug 31, 2008	May 31, 2008	Feb 29, 2008	Nov 30, 2007	August 31, 2007	May 31, 2007	Feb 28, 2007
Revenue	-	-	-	-	-	-	-	-
General and administrative expenses	25,447	138,678	56,736	100,702	75,639	212,250	348,752	128,067
Write off/impairment of mineral properties	1,358,757	774,327	-	378,336	-	564,805	365,054	380,725
Loss	(1,384,204)	(913,005)	(56,736)	(479,038)	(75,639)	(777,055)	(713,806)	(508,792)
Loss per share	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Total assets	72,790	1,432,960	2,692,350	2,734,639	2,567,760	2,460,220	2,745,108	2,850,739
Total long term liabilities	50,000	-	-	-	-	-	-	-

Operating expenses totalled $25,537 for the period ended November 30, 2008 compared to $75,639 for the same period ended November 30, 2007. Details of the five largest operating expenses are as follows:

- Wages and benefits of $5,299 (2007 - $41,200);
- Transfer agent and filing fees of $6,480 (2007 - $8,946);
- Office and general of $16,491 (2007 - $8,838);
- Professional fees of $5,829 (includes legal, audit and accounting) (2007 - $8,270);
- Investor relations of $750 (2007 - $7,500) were incurred and consisted of dissemination of news releases, mailing brochures, maintaining a website at www.dentonia.net, meeting with shareholders, brokers & investors and dissemination of information through Stockwatch and Stockgroup.

The Company expects to spend the same amount in the next quarter. All other expenses are in the normal course of doing business.

Financings

(a) On November 10, 2008, the Company completed a non-brokered private placement of 400,000 units for gross proceeds of $20,000. Each unit consists of one common share of the Company and one non-transferable share purchase warrant ("Warrant"), entitling the holder to purchase one warrant share for a period of two years at a price of $0.10 in the first year and $0.13 in the second year until November 10, 2008.

(b) On November 10, 2008 the Company entered into a loan agreement with Dr. Stewart Blusson whereby Dr. Blusson advanced the sum of $50,000 to the Company as a first tranche of a possible four-tranche loan of $200,000. The loan will bear interest at 6% per annum, convertible into common shares of the Company at $0.10 per share in the first year and at $0.20 per share in the second year. This loan will be secured by Dentonia's equity interest in DHK Diamonds Inc.

1.6 LIQUIDITY

All of the Company's properties are at the advanced or early exploration stages. The Company does not expect to generate any revenues in the near future and will have to continue to rely upon the sale of equity securities to raise capital. Fluctuations in the Company's share price may affect its ability to obtain future financing and the rate of dilution to existing shareholders.

1.7 CAPITAL RESOURCES

The Company sees the exercise of stock options and warrants as a source of capital, but as of the date of this Report, none of the stock options and warrants outstanding are in-the-money.

1.8 OFF BALANCE SHEET ARRANGEMENTS – DHK DIAMONDS INC. ("DHK")

The Company's interests in the WO claim block, mineral leases SAS1, 2, & 3, 3 Pellatt Lake claims, and 3 Pellatt Lake Leases are indirectly held through DHK, a private company incorporated under the laws of NWT, in which the Company has a 43.37% equity position.

As of the date of this MD&A, the following advances were made, by way of subscription for common shares, at prices ranging from $100, $37.31 and $22.11 per share, by the respective shareholders of DHK, adjusted as of November 30, 2008.

Shareholders' Advances and Subscription

Dentonia Resources Ltd.	$3,008,400.05
Horseshoe Gold Mining Inc.	1,487,114.00
Kettle River Resources Ltd.	3,008,400.05
	$7,503,914.10

Share Position and Percentage

	Total Shares Issued to each Shareholder as of November 30, 2008	Percentage
Dentonia	50,848	43.37%
Horseshoe	15,553	13.26%
Kettle River	40848	43.37%
TOTAL:	117,249	100%

1.9 TRANSACTIONS WITH RELATED PARTIES

(a) For the period ended November 30, 2008 the Company incurred $2,779 (2007– $41,200) in salaries and fees to officers of the Company.

(b) For the period ended November 30, 2008 the Company incurred $Nil (2007 - $1,500) in consulting fees to a director of the Company and a company controlled by an officer of the Company.

(c) For the period ended November 30, 2008 the Company incurred $Nil (2007 - $7,500) in investor relation services.

(d) For the period ended November 30, 2008 the Company owed $5,250 (2007 - $Nil) for trade payables paid on behalf of the Company.

All of the above transactions have been in the normal course of operations, and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

1.10 FOURTH QUARTER

N/A

1.11 PROPOSED TRANSACTIONS

The board of directors is not aware of any proposed transactions involving an asset or business or business acquisition or disposition, which may have an effect on financial conditions, results of operations and cash flows.

1.12 CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of equipment and resource interests, useful lives for depreciation and amortization, and cost allocations to specific projects. Financial results as determined by actual events could differ from those estimates.

1.13 CHANGES IN ACCOUNTING POLICIES

The Company follows the Canadian Institute of Chartered Accountants Handbook (CICA HB) Section 3870 relating to stock-based compensation and other stock-based payments.

Canadian tax legislation permits an enterprise to issue flow-through shares whereby the deduction for tax purposes relating to qualified resource expenditures is claimed by the investor rather than the Company. Recording these expenditures for accounting purposes gives rise to taxable temporary differences. On the date that the Company renounces flow-through expenditures to the investor and where the Company has sufficient available tax losses or pools of tax deductions, a portion of the Company's future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, is recorded as a recovery of income taxes in the statement of operations.

International Financial Reporting Standards

In January 2006, the Accounting Standards Board (AcSB) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards ("IFRS") for annual and interim financial statements for years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement of comparative amounts reported by the Company. The Company is assessing the impact of this transition to IFRS on the Company's financial statements and developing an implementation plan.

1.14 FINANCIAL INSTRUMENTS & OTHER INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, GST receivable, amounts due to related parties, prepaid expenses and accounts payable.

The fair value of arms-length financial instruments approximates their carrying value due to their short-term maturity.

The fair value of related party balances cannot be reasonably determined as comparable risk and interest rate profiles are not readily available.

1.15 OTHER MD&A REQUIREMENTS

Internal Control Risks

The President or the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") are responsible for designing internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external purposes in accordance with Canadian GAAP. The design of the Company's internal control over financial reporting was assessed as of the date of this Management Discussion and Analysis.

Based on this assessment, a weakness common to small companies was identified. Dentonia does not have a sufficient number of personnel to allow for proper segregation of duties. To compensate for this, all major commitments and all payments require two signatures, including CEO, and a member of the board of directors.

Furthermore, the officers and directors will continue to monitor very closely all financial activities of the Company to mitigate this weakness, and candid discussion of any risks with the audit committee.

Risks And Uncertainties

The risks and uncertainties affecting the Company remain substantially unchanged from those disclosed in the Annual MD&A. It is the management's opinion that the Company has sufficient funds on hand to meet the Company's ongoing administrative expenses for a period of at least twelve months.

Outstanding Share Data

Authorized: Unlimited common shares without par value
Issued: Common: 79,709,051 - $13,712,715

	COMMON SHARES	SHARE CAPITAL
Balance as at August 31, 2005	32,974,044	$ 8,696,220
Issued for cash:		
Private placement, net of share issue costs	21,343,501	3,478,025
Exercise of warrants	5,172,366	616,257
Exercise of stock options	852,500	88,575

Transferred from contributed surplus:		
Exercise of warrants	-	3,400
Exercise of stock options (agent)	-	1,692
Renunciation of cumulative eligible exploration costs	-	(445,740)
Balance as at August 31, 2006	60,342,411	$12,438,429
Issued for cash in a private placement, net of share issue costs	4,250,000	422,375
Balance as at August 31, 2007	**64,592,411**	**$12,860,804**

Issued for cash		
Private placement @ $0.10, net of share issue costs	7,500,000	658,686
Private placement @ $0.05, net of share issue costs	5,800,000	290,000
Property payment (Atkinson)	1,100,000	55,000
Renunciation of cumulative eligible exploration costs	-	(187,607)
Balance as at August 31, 2008	**78,992,411**	**$13,676,883**
Private placement @ $0.05	400,000	20,000
Balance as at November 30, 2008	79,392,411	-
Issued to satisfy debt	316,640	$15,832
Balance as at January 29, 2009	**79,709,051**	**$13,712,715**

Options outstanding

Name	Number	Exercise Price	Expiration Date
Adolf A. Petancic	600,000	*$0.17	May 16, 2012
H. Martyn Fowlds	300,000	*$0.17	May 16, 2012
John Chalcraft	300,000	*$0.17	May 16, 2012
	1,200,000		

*At the Annual General Meeting of the Company held on December 30, 2008 shareholders approved the reduction of the option exercise price from $0.17 to $0.10.

Name	No. of Units	Exercise Price	Expiration Date
Scotia McLeod ITF Limited Market Dealer Inc.	*600,000	$0.10	Oct. 10, 2009

*These unit options carry the same terms and conditions as the private placement dated October 10, 2007; therefore upon exercise of the options, Limited Market Dealer Inc. becomes the holder of 600,000 common shares and 600,000 warrants exercisable at $0.15 per share if exercised on or before October 10, 2009.

Warrants outstanding

No. of Warrants	Price	Expiry
7,500,000	$0.20 per share	Oct. 10, 2009
2,125,000	$0.20 per share	May 24, 2009
2,900,000	$0.10/$0.15 per share	July 23, 2010
400,000	$0.10/$0.13 per share	Nov. 10, 2010
12,925,000		

The Company's President & Chief Executive Officer (CEO) and Chief Financial Officer (CFO) are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Company.

In accordance with the requirements of Multilateral Instrument 52-109, Certification and Disclosure in the Company's annual and interim filings, evaluations of the design and operating effectiveness of disclosure controls and procedures and the design effectiveness of internal control over financial reporting were carried out under the supervision of the CEO and CFO as of the end of the period covered by this report.

The CEO and CFO have concluded that the design and operation of disclosure controls and procedures were adequate and effective to provide reasonable assurance that material information relating to the Company would have been known to them and by others within those entities. The CEO and CFO have also concluded that the Company's internal controls over financial reporting are designed effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

While there were no changes that occurred for the most recent fiscal period that have materially affected the Company's internal control procedures, the CEO and CFO will continue to attempt to identify areas to improve controls and intend to incorporate such improvement over the next fiscal year.

Approval

The Board of Directors of Dentonia Resources has approved the disclosures contained in this Interim MD&A. A copy of this MD&A and unaudited financial statements ended November 30, 2008 will be provided to anyone who requests this information.

Additional Information

For press releases and other up-dated information, please contact the Company either by phone (604) 682-1141, fax (604) 682-1144, e-mail at dentonia@telus.net, refer to the Company's website at www.dentonia.net or refer to the SEDAR website at www.sedar.com.

DENTONIA RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2008

PREPARED BY MANAGEMENT WITHOUT AUDITORS' REVIEW

STEELE & CO.
CHARTERED ACCOUNTANTS

DENTONIA RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

	NOVEMBER 30, 2008	AUGUST 31, 2008
ASSETS		
CURRENT		
CASH AND CASH EQUIVALENTS	$ 17,964	$ 10,435
RECEIVABLES	2,651	11,642
PREPAID EXPENSES	2,573	2,157
	23,188	24,234
RECLAMATION DEPOSITS	21,500	21,500
MINERAL PROPERTIES (NOTE 6)	22,584	1,381,341
EQUIPMENT (NOTE 7)	5,518	5,885
	$ 72,790	$ 1,432,960
LIABILITIES		
CURRENT		
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$ 69,760	$ 113,115
ACCOUNTS PAYABLE - RELATED PARTY (NOTE 10)	5,250	7,861
	75,010	120,976
LOAN PAYABLE (NOTE 9)	50,000	-
	125,010	120,976
SHARE CAPITAL AND DEFICIT		
SHARE CAPITAL (NOTE 8)	13,696,883	13,676,883
CONTRIBUTED SURPLUS	449,242	449,242
DEFICIT	(14,198,345)	(12,814,141)
	(52,220)	1,311,984
	$ 72,790	$ 1,432,960
NATURE AND CONTINUANCE OF OPERATIONS (NOTE 1)		
COMMITMENTS (NOTE 11)		
SUBSEQUENT EVENTS (NOTE 12)		

APPROVED BY THE DIRECTORS

"John D. Davies"

"Adolf Petancic"

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT WITHOUT AUDITORS' REVIEW

STEELE & CO.
CHARTERED ACCOUNTANTS

DENTONIA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	SHARE CAPITAL				OTHER	
	NUMBER OF SHARES	AMOUNT	CONTRIBUTED SURPLUS	DEFICIT	COMPREHENSIVE INCOME	TOTAL
BALANCE - AUGUST 31, 2007	64,592,411	12,860,804	420,363	(11,289,723)	-	$ 1,991,444
SHARES ISSUED:						
PRIVATE PLACEMENTS	13,300,000	1,040,000	-	-	-	1,040,000
SHARE ISSUE COSTS		(62,435)	-	-	-	(62,435)
FINDERS' FEE OPTIONS		(28,879)	28,879	-	-	-
FOR MINERAL PROPERTY INTERESTS	1,100,000	55,000	-	-	-	55,000
RENUNCIATION OF CANADIAN EXPLORATION COSTS		(187,607)	-	-	-	(187,607)
NET LOSS		-	-	(1,524,418)	-	(1,524,418)
BALANCE - AUGUST 31, 2008	78,992,411	13,676,883	449,242	(12,814,141)	-	1,311,984
SHARES ISSUED:						
PRIVATE PLACEMENT	400,000	20,000	-	-	-	20,000
NET LOSS		-	-	(1,384,204)	-	(1,384,204)
BALANCE - NOVEMBER 30, 2008	79,392,411	$ 13,696,883	$ 449,242	$ (14,198,345)	$ -	$ (52,220)

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT WITHOUT AUDITORS' REVIEW

STEELE & CO.
CHARTERED ACCOUNTANTS

DENTONIA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	THREE MONTHS ENDED NOVEMBER 30, 2008	THREE MONTHS ENDED NOVEMBER 30, 2007
ADMINISTRATION EXPENSES		
AMORTIZATION	$ 367	$ 705
CONSULTING FEES	(8,640)	1,535
INVESTOR RELATIONS	750	7,500
OFFICE AND MISCELLANEOUS	16,491	8,838
PROFESSIONAL FEES	5,829	8,270
TRANSFER AGENT AND FILING FEES	6,480	8,946
WAGES AND BENEFITS	5,299	41,200
LOSS BEFORE OTHER ITEMS	26,576	76,994
OTHER		
INTEREST INCOME	(1,039)	(1,355)
IMPAIRMENT OF MINERAL PROPERTIES	1,358,757	-
PROPERTY INVESTIGATION COSTS	(90)	-
NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$ 1,384,204	$ 75,639
BASIC AND FULLY DILUTED NET LOSS PER COMMON SHARE	$ 0.02	$ 0.01
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	79,047,206	65,640,356

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT WITHOUT AUDITORS' REVIEW

STEELE & CO.
CHARTERED ACCOUNTANTS

DENTONIA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	THREE MONTHS ENDED NOVEMBER 30, 2008	THREE MONTHS ENDED NOVEMBER 30, 2007
CASH PROVIDED (USED) BY		
OPERATING ACTIVITIES		
NET LOSS	$ (1,384,204)	$ (75,639)
ITEMS NOT INVOLVING CASH		
AMORTIZATION	367	705
IMPAIRMENT OF MINERAL PROPERTIES	1,358,757	-
	(25,080)	(74,934)
NET CHANGE IN NON-CASH WORKING CAPITAL ITEMS		
RECEIVABLES	8,991	(9,309)
PREPAID EXPENSES	(416)	-
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	(43,355)	(338,806)
ACCOUNTS PAYABLE - RELATED PARTY	17,389	-
	(42,471)	(423,049)
FINANCING ACTIVITIES		
LOAN PAYABLE	50,000	-
NET PROCEEDS FROM ISSUANCE OF SHARES	-	674,313
	50,000	674,313
INVESTING ACTIVITIES		
REDEMPTION OF SHORT-TERM INVESTMENTS	-	180,000
CAPITALIZED MINERAL PROPERTY EXPENDITURES	-	(320,989)
	-	(140,989)
CHANGE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	7,529	110,275
CASH AND CASH EQUIVALENTS BEGINNING OF THE PERIOD	10,435	376,375
CASH AND CASH EQUIVALENTS END OF THE PERIOD	$ 17,964	$ 486,650
SUPPLEMENTAL INFORMATION		
INTEREST PAID IN CASH DURING THE PERIOD	$ -	$ -
INCOME TAXES PAID IN CASH DURING THE PERIOD	$ -	$ -
NON-CASH TRANSACTIONS		
NON-CASH SETTLEMENT OF DUE TO RELATED PARTY	$ 20,000	$ 30,092
SHARES ISSUED FOR MINERAL PROPERTIES	$ -	$ 55,000
SHARE ISSUE COSTS RELATING TO FINDERS' FEE OPTIONS	$ -	$ 28,879

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT WITHOUT AUDITORS' REVIEW

STEELE & CO.
CHARTERED ACCOUNTANTS

1. NATURE AND CONTINUANCE OF OPERATIONS

Dentonia Resources Ltd. (the "Company") was incorporated in the Province of British Columbia on May 31, 1979 under the name Rubicon Resources Ltd. and subsequently changed its name to Dentonia Resources Ltd. on October 19, 1979. The Company is a reporting issuer in British Columbia and Alberta, became listed on the TSX Venture Exchange in 1982 and continues to trade under the symbol "DTA". It is also registered as a foreign exempt corporation under section 1263-2(b), of the U.S. Securities and Exchange Act and with the U.S. Securities and Exchange Commission.

The Company is a mineral exploration company engaged in the acquisition, exploration and development of mineral properties primarily in Canada. The Company has interests held directly or indirectly through its 43.37% (2007 – 40%) joint venture interest in DHK Diamonds Inc. ("DHK"). The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the carrying amounts of mineral properties are dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interests in the properties, the ability to obtain the necessary financing to complete exploration and development, and achieving future profitable production or selling its mineral properties for proceeds in excess of carrying amounts. Based on the above factors, these financial statements have been prepared on the basis of accounting principles applicable to a going concern, and accordingly, do not purport to give effect to adjustments which may be required should the Company be unable to achieve its objectives above as a going concern.

For the three months ended November 30, 2008 the Company incurred a net loss of $1,384,204 (2007 - $75,639) and as at November 30, 2008 has an accumulated deficit of $14,198,345.

2. BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These financial statements have been prepared under Canadian Generally Accepted Accounting Principles applicable to interim consolidated financial statements and therefore do not include all the disclosures required for annual financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the audited annual financial statements for the year ended August 31, 2008 and included with the Company's annual report. In the opinion of management, these financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows for the three month period ended November 30, 2008 and 2007. The accounting policies followed by the Company are unchanged from those outlined in its annual audited financial statements. Interim results of operations are not indicative of the results of operations for the full year.

These consolidated financial statements include the accounts of the Company and its 43.37% (2007 – 40%) proportionate interest in DHK. The Company's proportionate share of all significant intercompany transactions has been eliminated upon consolidation.

3. CHANGES IN ACCOUNTING POLICIES

From time to time, new accounting standards are pronounced by the Canadian Institute of Chartered Accountants. When released, these policies are reviewed by management to determine their impact on the Company's reported operating results and disclosures. New standards which become effective for the Company's 2009 fiscal year or thereafter are:

(a) Financial Instruments

The Canadian Accounting Standards Board ("AcSB") issued CICA Handbook Section 3862, Financial Instruments – Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extend of risks arising from financial instruments which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments – Recognition and Measurement, Section 3863, Financial Instruments – Presentation, and Section 3865, Hedges. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

The AcSB issued CICA Handbook Section 3863, Financial Instruments – Presentation, which is to enhance statements users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of elected interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

(b) Capital Disclosures

The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

(c) Going-concern

In June 2007, the CICA amended Handbook Section 1400, "General Standards of Financial Statement Presentation", which requires management to make an assessment of a company's ability to continue as a going-concern. When financial statements are not prepared on a going-concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going-concern.

The adoption of the above recent accounting pronouncements will not have a significant impact on the Company's consolidated financial statements.

3. CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(d) International Financial Reporting Standards (IFRS)

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and loan payable. The carrying values of these financial instruments approximate their fair value due to the short-term maturity of these instruments.

The Company is not exposed to any significant interest rate price risk or cash flow risk due to the short-term maturity of its monetary assets and liabilities. The Company's cash is held in a large Canadian financial institution and it does not hold any asset-backed commercial paper. The Company is not exposed to any significant credit risk with respect to its receivables, nor does it expect any credit losses.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

The Company's ability to continue as a going concern is dependent on management's ability to raise required funding through future equity or debt issuances. The Company manages it liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities.

The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to commodity market prices.

5. CAPITAL DISCLOSURES

The Company manages its cash, common shares, stock options and share purchase warrants as capital. The Company's objectives when managing capital are to safeguard its ability to continue as a going concern, pursue the development of mineral resource interests and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

5. CAPITAL DISCLOSURES (CONTINUED)

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

The Company does not expect its current capital resources will be sufficient to meet all of its future operating requirements and is dependant upon future equity or debt transactions.

6. MINERAL PROPERTIES

	Lac de Gras	Pellat Lake	Atkinson	Thomlinson and Sedish	Lennac Lake	Brittain River	Total
Balance, August 31, 2008	$ 1	$ 22,583	$ 1,358,757	$ -	$ -	$ -	$ 1,381,341
Current expenditures	-	-	-	-	-	-	-
Mineral property impairment	-	-	(1,358,757)	-	-	-	(1,358,757)
Balance, November 30, 2008	$ 1	$ 22,583	$ -	$ -	$ -	$ -	$ 22,584

	Lac de Gras	Pellat Lake	Atkinson	Thomlinson and Sedish	Lennac Lake	Brittain River	Total
Balance, August 31, 2007	$ 1	$ 22,583	$ 1,293,711	$ 429,105	$ 71,803	$ 28,281	$ 1,845,484
Acquisition costs	-	-	55,000	-	-	-	55,000
Claims	-	-	-	30	-	-	30
Consulting	-	-	-	-	-	1,705	1,705
Drilling	78,744	-	-	-	-	-	78,744
Geological	-	-	6,350	-	-	-	6,350
Field	-	-	3,696	2,016	711,970	3,036	720,718
Reports	-	-	-	2,752	-	-	2,752
Current expenditures	78,744	-	65,046	4,798	711,970	4,741	865,299
Mineral property impairment	(78,744)	-	-	(433,903)	(783,773)	(33,022)	(1,329,442)
Balance, August 31, 2008	$ 1	$ 22,583	$ 1,358,757	$ -	$ -	$ -	$ 1,381,341

6. MINERAL PROPERTIES (CONTINUED)

(a) Lac de Gras, Northwest Territories

DHK holds a 10.8% interest in the WO claim block consisting of mining claims and leases located in the Lac de Gras area of the Northwest Territories. As at November 30, 2008, DHK had advanced $2,880,770 to the project operator, Peregrine Diamonds Ltd., to carry out a work program. During fiscals 2008 and 2007, costs accumulated in excess of the amount originally expected for the work program and recoverability was not determinable. As such, the Company recorded an impairment charge of $78,744 in fiscal 2008 and $1,541,569 in fiscal 2007.

(b) Pellatt Lake, Northwest Territories

The Company has staked seven mineral claims for its own account and indirectly holds an interest in another three mineral leases and three mineral claims at Pellatt Lake, Northwest Territories through its 43.37% (2007 – 40%) joint venture interest in DHK.

(c) Atkinson Gold Prospect, Ontario

During fiscal 2005, the Company entered into an option agreement to obtain a 100% interest in 4 claim groups referred to as the Atkinson Gold Prospect, in the Porcupine Mining District, Ontario. Pursuant to the agreement, the Company has issued 1,250,000 shares, made cash payments totalling $40,000, paid $64,885 in staking costs, engineering fees and completed a $350,000 work program. The Company met its 2008 cash payment requirement due January 20, 2008, by issuing 1,100,000 common shares in lieu of cash. During the three month period ended November 30, 2008, the Company has abandoned its interests in this property and cumulative expenditures of $1,358,757 were expensed.

(d) Thomlinson Creek Property, British Columbia

During fiscal 2006, the Company entered into an option agreement to obtain 100% interest in 7 mineral claims referred to as the Thomlinson Creek Property, in the Omineca Mining Division, British Columbia. Pursuant to the agreement, the Company has made cash payments totalling $45,000 and completed a $350,000 work program. During fiscal 2008, the Company abandoned its interests in this property and cumulative expenditures of $433,903 were expensed.

6. MINERAL PROPERTIES (CONTINUED)

(e) Lennac Lake Property, British Columbia

During fiscal 2007, the Company entered into an option agreement to obtain 100% interest in 3 mineral claims referred to as the Lennac Lake Property, in the Omineca Mining Division, British Columbia. Pursuant to the agreement, the Company has made a cash payment of $10,000. During fiscal 2008, the Company abandoned its interests in this property and cumulative expenditures of $783,773 were expensed.

(f) Brittain River Property, British Columbia

The Company entered into an option agreement on February 15, 2007 to obtain 100% interest in 1 mineral claim referred to as the Brittain River Property, in the Vancouver Mining Division, British Columbia. Pursuant to the agreement, the Company has made a cash payment of $10,000. During fiscal 2008, the Company abandoned its interests in this property and cumulative expenditures of $33,022 were expensed.

7. EQUIPMENT

	November 30, 2008			August 31, 2008		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Office equipment	26,914	24,078	2,836	$ 26,914	23,929	2,985
Computer equipment	25,470	22,788	2,682	25,470	22,570	2,900
Computer software	948	948	-	948	948	-
	$ 53,332	$ 47,814	$ 5,518	$ 53,332	$ 47,447	$ 5,885

8. SHARE CAPITAL

(a) Authorized Share Capital

Unlimited common shares without par value

(b) Issued and Outstanding Share Capital

In the three months ended November 30, 2008 the Company:

i. Completed a non-brokered private placement of 400,000 units at a price of $.05 per share for gross proceeds of $20,000. Each unit consists of 400,000 common shares and 400,000 non-transferable share purchase warrants exercisable over two years at $.10 during the first year and $.13 during the second year, expiring on November 10, 2010.

In fiscal 2008 the Company:

i. Completed a non-brokered private placement of 5,800,000 units comprised of 1,000,000 flow-through units at a price of $.05 per unit for gross proceeds of $50,000 and 4,800,000 non-flow-through units at a price of $0.05 per unit for gross proceed of $240,000. Each flow-through unit consists of one flow-through common share and one-half of a non-flow-through, non-transferable share purchase warrant. One warrant will entitle the holder to acquire an additional share at a price of $.10 per share to July 23, 2009 and thereafter at $.15 per share to July 23, 2010, the expiry date.

8. SHARE CAPITAL (CONTINUED)

(b) Issued and Outstanding Share Capital (Continued)

In fiscal 2008 the Company: (Continued)

ii. Met its cash payment requirement for Atkinson Gold Prospect, Ontario due January 2008, by issuing 1,100,000 common shares at a fair value of $110,000 in lieu of cash.

iii. Completed a non-brokered private placement of 7,500,000 flow-through units at a price of $.10 per unit for gross proceeds of $750,000. Each unit consists of one flow-through common share and one non-flow-through, non-transferable share purchase warrant. One warrant will entitle the holder to acquire an additional share at a price of $.15 per share to October 10, 2009, the expiry date. In connection with the private placement, the Company paid a finder's fee of $45,000 cash and issued 600,000 finder's fee unit options exercisable at $.10 per unit to October 10, 2009, the expiry date. The Company also incurred other share issuance costs of $15,935.

In fiscal 2007 the Company:

i. Completed a non-brokered private placement of 3,750,000 flow-through units and 500,000 non-flow through units at $.10 per unit for gross proceeds of $425,000. Each unit consists of one common share and one-half of one share purchase warrant. One warrant will entitle the holder to acquire an additional share at $.15 to May 24, 2008 and at $.20 to May 24, 2009, the expiry date. In connection with the private placement, the Company incurred other share issuance costs of $2,625.

(c) Stock Options

The Company has a stock option plan to grant options, of up to 10% of the issued and outstanding share capital of the Company from time to time, to directors, senior officers, employees, dependent contractors and consultants of the Company at the discretion of the Board. Options granted under the plan will be for a term not to exceed five years.

During fiscal 2007, the Company issued 2,750,000 stock options to directors and consultants with a fair value of $301,591 (calculated using the Black-Scholes option-pricing model) and recorded $301,591 as stock-based compensation expense for that year.

In conjunction with the private placement in October 2007, the Company issued 600,000 finder's fee unit options which are exercisable at $0.10 per unit. The Company recorded $28,879 as share issue costs and contributed surplus calculated using the Black-Scholes option-pricing model.

8. SHARE CAPITAL (CONTINUED)

(c) Stock Options (Continued)

The following weighted average assumptions were used for valuing the above options.

Risk-free interest rate	4.21%
Expected life of options	5 years
Annualized volatility	126%
Dividend rate	0.00%

Option pricing models require the input of highly speculative assumptions, including the expected future price volatility of a company's shares. Changes in these assumptions can materially affect the fair value estimate and, therefore, existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

As at November 30, 2008, the following stock options and share purchase warrants were outstanding:

i. Directors, Employees and Consultants

	Balance November 30, 2008		Balance August 31, 2008	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance beginning of the period	1,500,000	$ 0.17	2,827,500	$ 0.17
Cancelled	(300,000)	$ 0.17	(1,327,500)	0.17
Balance end of the period	1,200,000	$ 0.17	1,500,000	$ 0.17

Options Outstanding				Options Exercisable	
Exercise Price $	Number of Shares	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
0.17	1,200,000	3.5	0.17	1,200,000	0.17

Director, employee and consultant options outstanding at November 30, 2008 will expire May 16, 2012.

8. SHARE CAPITAL (CONTINUED)

(c) Stock Options (Continued)

ii. Finder's Fee Options

	Balance, November 30, 2008			Balance, August 31, 2008		
	Number of Shares		Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price
Balance beginning of period	600,000	$	0.10	-	$	-
Issued	-		-	600,000		0.10
Balance end of the period	600,000	$	0.10	600,000	$	0.10

Finder's fee options outstanding at November 30, 2008 will expire October 10, 2009.

(d) Share Issue Warrants

	Balance, November 30, 2008			Balance, August 31, 2008		
	Number of Warrants		Weighted Average Exercise Price	Number of Warrants		Weighted Average Exercise Price
Balance beginning of period	12,525,000	$	0.17	23,468,501	$	0.29
Issued	400,000		0.13	10,400,000		0.15
Expired	-		-	(21,343,501)		0.29
Balance end of the period	12,925,000	$	0.17	12,525,000	$	0.17

Warrants outstanding at November 30, 2008 expire between May 24, 2009 and July 23, 2010.

9. LOAN PAYABLE

The Company entered into a loan agreement with a shareholder for an initial loan of $50,000 as a first tranche of a four-tranche loan of $200,000. The loan bears interest at 6% per annum, convertible into common shares of the Company at $0.10 per share in the first year and at $0.20 per share in the second year and is secured by the Company's equity interest in DHK Diamonds Inc. Principal and interest are due November 4, 2010.

10. RELATED PARTY TRANSACTIONS

During the three months ended November 30, 2008, the Company entered into the following transactions with related parties not disclosed elsewhere in these financial statements:

(a) The Company incurred $2,779 (2007 – $41,200) in salaries and fees to officers of the Company.

(b) Paid consulting fees of $Nil (2007 - $1,500) to a director of the Company and a company controlled by an officer of the Company.

(c) Paid investor relation services of $Nil (2007 - $7,500) to a company controlled by a director of the Company.

(d) Accounts payable of $5,250 (2007 - $Nil) is owing to a director for trade payables paid on behalf of the Company. Subsequent to the year end, $6,000 was advanced to the Company.

These transactions were in the normal course of operations, and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties. Related parties include directors, officers and their companies.

11. COMMITMENTS

The Company has a monthly lease commitment of $2,000 until August 9, 2009. Note 6 summarizes the Company's commitments covering mineral properties.

12. SUBSEQUENT EVENTS

In December 2008, the shareholders of the Company approved the reduction of the option exercise prices on the outstanding options from $.17 to $.10.

On January 6, 2009 the Company issued 316,640 common shares at $0.05 per share in settlement of $15,832 of accounts payable.

END